Exhibit B.3(d): Other Pages of 2004 Annual Accountability Report incorporated in Annual Information Form

•	“CIBC-at-a-Glance” 14-19

•	“Public Accountability Statement” 21-41

•	“Principal Subsidiaries” 156

•	“Supplementary Annual Information” 157-166

•	“Governance” 168-171

•	“Transfer Agent and registrar” 197

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC Retail Markets

Putting Clients First

“Buying my home with the help of CIBC has made a big difference in my life. My branch manager put me at ease and helped me to see that I could achieve my goal. She also made the process quick and easy.”

Sandy Davidson
Lagoon City, Ontario

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Efficiency ratio
(%)

Residential mortgages market share
(%)

Net income
($ millions)

Share of net income

Where we’re going — Our goal is to help our individual and small business clients achieve the things that matter most to them. To achieve our goal, we continue to focus on proactively meeting our clients’ financial needs at every stage of their lives, creating an environment where employees can excel and improving our efficiency and processes.

Our clients

We are committed to providing an unparalleled client experience — through the best products and services, client-focused delivery channels, efficient processes and highly skilled staff.

     This year, we launched the new CIBC Unlimited Chequing Account, which provides unlimited everyday account transactions for a flat monthly fee, and the new CIBC Everyday™ Chequing Account, which offers a lower-fee alternative for clients with basic banking needs. We also launched CIBC Express Switch™ Service, allowing clients to easily transfer their preauthorized debits and payroll credits from other financial institutions. Our small business clients continue to benefit from the CIBC Self-Employed Recognition Mortgage™. In our Cards business, we introduced CIBC Club Privileges Travel™ benefits to the Aerogold VISA* Card and Aerogold VISA* Card for Business. To help our clients achieve financial security, we enhanced our product offer at President’s Choice Financial (PCF), with a range of creditor insurance products to complement the PCF suite of lending products.

     We continued to upgrade our delivery channels with the opening of seven new flagship branches and with significant renovations to four existing branches, transforming them into flagships. We increased the proportion of full-time Customer Service Representatives and introduced CIBC Branch Ambassadors across the country, who greet and assist our clients when they enter a CIBC branch. We also enhanced our online banking website, making our clients’ online banking experience better.

     We continued to invest in employee training and technology to strengthen client relationships and improve client satisfaction. This year, CIBC expanded our award-winning e-learning program for our branch employees coast-to-coast.

Our people

We’re giving our employees the tools, coaching, processes and incentives to make each client experience a great one. Our employees understand their critically important role in building client loyalty and achieving our strategic goals. To help them succeed, we have introduced a range of learning and development opportunities. This year, our employees completed more than 100,000 training courses.

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC Wealth Management

Putting Clients First

“Our advisor understands our needs and makes financial planning and investing simple. She doesn’t sell us products. She listens to us, thinks about our finances from our point of view and recommends things that work for us. As the owners of four restaurants, we recognize good customer service. Our advisor makes us feel like valued clients and gives us confidence in our financial future.”

Stephanie and Maurizio Bertossi
Halifax, Nova Scotia

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Net income
($ millions)

Assets under administration
($ billions)

Assets under management
($ billions)

Share of net income

Where we’re going — We are committed to becoming the leader in client relationships. We will do this by providing superior financial advice and tailored products and services to help clients realize their financial goals. We will further strengthen our advisors’ capabilities through continued training and accreditation; and, to ensure that our clients can realize the benefits of our advice, we remain focused on providing industry-leading financial solutions.

Our clients

Our success depends on building strong and lasting relationships with clients. To accomplish this, we focus on tailoring our business to meet clients’ needs at varying stages of life and levels of affluence; providing clients with quality advice; and developing industry-leading products.

     Clients who prefer to work with a single, branch-based advisor are served through CIBC Imperial Service. This year we made it easier and more convenient for clients to deal with us through improved online and telephone banking. In addition, our focus on strengthening CIBC Imperial Service advisors’ capabilities has resulted in CIBC having more branch-based Certified Financial Planner accredited advisors than any other bank — enabling us to provide clients with comprehensive financial planning advice.

     CIBC Wood Gundy supports clients seeking in-depth investment expertise with 1,400 advisors — more than any other full-service Canadian brokerage. In 2004, we focused on reinforcing our relationships with clients, helping to earn an industry-leading client satisfaction ranking for the firm. We continue to provide clients with access to industry-leading investments including managed solutions and products from CIBC World Markets.

     CIBC Private Wealth Management™ provides customized investment management, private banking, and estate planning solutions in Canada and overseas.

     And, CIBC Investor’s Edge™ meets the needs of self-directed investors who prefer to manage their investments online. In 2004, we improved our website to enhance the client experience and satisfaction.

     In addition to offering the highest quality advice, we concentrate on helping our clients realize their financial goals by delivering competitive investment products to fulfill our advice. This year, we launched new products such as CIBC Escalating Rate GICs™ and we enhanced mutual fund reporting for clients. In CIBC Wealth Management, we remain focused on tailoring our products to clients with varying investment objectives, levels of wealth and time horizons.

Our people

In 2004, we maintained our focus on creating an environment where employees can build strong, tenured relationships with clients. To achieve this we continued to streamline processes, enabling employees to spend more time with clients. And, we improved advisors’ access to research and information to expand their knowledge and ability to service clients’ needs. We aim to foster a culture of leadership and learning, enabling employees to realize their potential.

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC World Markets

Putting Clients First

“YPG has evolved at an unprecedented pace over the last two years, having gone through a $3.0 billion leveraged buyout, then raising $5.6 billion in financing less than a year later. CIBC World Markets has taken a leadership role in our transactions and has followed us every step of the way. They have been an ideal partner given their blend of industry knowledge and capital markets capabilities.”

Marc P. Tellier, President and CEO
Yellow Pages Group

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Large corporate credit risk
($ millions)

Economic capital
($ millions)

Merchant banking private equity outstandings
($ millions)

Share of net income

Where we’re going — CIBC World Markets’ strategic focus is to drive earnings growth and returns by concentrating resources and efforts within our core business areas. In Canada, our objective is to maintain our market leadership by leveraging our capability, strong distribution and resources in support of our clients. In the U.S., we will continue our focus on mid-market investment banking as well as targeted sales and trading activities. Internationally, we will direct resources to activities that are aligned to our North American businesses.

Our clients

CIBC World Markets’ client-focused strategy paid off in 2004 as we were again the top performing Canadian investment bank in equity underwriting, income trusts, and domestic mergers and acquisitions advisory, while in the U.S. we continued to solidify our mid-market position in both equities and mergers and acquisitions.

     In Canada, CIBC World Markets led or participated in many of the biggest deals of the year, including acting as joint bookrunner and co-lead manager in the largest equity underwriting deal in Canadian history, Petro-Canada’s $3.2 billion secondary offering. Other deal highlights included acting as joint bookrunner and co-arranger on debt financing for Alimentation Couche-Tard’s US$804 million acquisition of The Circle K Corporation and as lead manager in UE Waterheater Income Fund’s $361 million initial public offering (IPO) in Canada. CIBC World Markets was also the exclusive financial advisor to Connors Bros. Income Fund in its $800 million combination with Bumble Bee Holdings L.P. and the sole bookrunner on the $263 million unit trust offering by Connors Bros. used to provide financing for the combination.

     Other significant Canadian deals included acting as exclusive financial advisor to Manitoba Telecom Services Inc. in its acquisition of Allstream Inc., and as the co-lead agent and sole bookrunner for the deal’s financing of $350 million in medium-term notes.

     In the U.S., CIBC World Markets introduced its leading income trust capabilities with Volume Services America Inc.’s US$252 million Income Deposit Securities IPO. The U.S. real estate finance group co-led five Commercial Mortgage Backed Securities offerings valued at US$5.3 billion and originated US$1.8 billion of the loans sold into these offerings with other participants contributing the balance.

     Internationally, assignments included acting as the lead global coordinator for 3i Group plc and Veronis Suhler debt financing of Yellow Brick Road, a leading European directory business. We also acted as joint global coordinator and joint bookrunner on Findexa Limited’s Income Deposit Securities IPO.

Our people

Our team of close to 2,500 employees around the world is key to our success. Working in highly disciplined cross-functional teams, our professionals provide industry expertise, focused market advice, and targeted financial solutions to meet the unique business challenges of our clients. In 2004, we made further investments in professional development and training opportunities to further enhance the capabilities and skills of our people at every level of the organization. Our business successes are testimony to the strength and commitment of our team and the depth of our talent.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Public Accountability Statement

Our Clients

At CIBC, we are in business to help our clients achieve what matters to them. We are developing innovative products and services so that they receive a range of financial solutions that meet their needs. Fulfilling our commitment to long-term value creation for all of our stakeholders means paying attention to the unique needs of our diverse client groups. This section highlights the progress we are making in providing affordable and accessible banking products and services, advancing the goals of our small business clients and actively engaging the Aboriginal community.

Please refer to page 22 for more detailed information.

Our People

CIBC is committed to becoming the employer of choice in Canada’s financial services industry. Creating a supportive work environment that is fair and inclusive is central to our commitment to build sustainable value for our stakeholders. Our holistic approach to managing human resources combines CIBC’s business priorities with meeting the diverse needs of our employees. It will also help us to develop a high performance culture that sets us apart from our competitors.

Please refer to page 30 for more detailed information.

CIBC in the Community

At CIBC, we are determined to make a difference in the lives of Canadians by having a positive, enduring impact on the communities where our clients and employees work and live. Through corporate donations, community sponsorships, gifts in-kind and the volunteer efforts of our employees, giving back to the community is an important part of our culture. We’re dedicated to playing our part to strengthen Canada’s communities and to improve the quality of life of its citizens.

Please refer to page 34 for more detailed information.

CIBC and the Environment

CIBC acknowledges that as a major financial institution we have an impact on the environment and society, and we recognize our responsibility for managing environmental issues responsibly. We are committed to policies, procedures and initiatives to minimize the impact of our operations on the quality of the air, land and water and to integrate environmental risk evaluation into our credit assessment process. In this way, we contribute to the health and well-being of all of our stakeholders and a sustainable future for CIBC.

Please refer to page 38 for more detailed information.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our Clients

CIBC’s vision is to be the leader in client relationships. We provide personal and business banking solutions across Canada to individuals, small businesses, and the Aboriginal community. To increase our value to clients, we’re creating new products, improving our service, upgrading our delivery channels, becoming more efficient and working to gain a better understanding of our clients’ needs.

     “Our clients are our priority. Everything we do is focused on helping our clients achieve what matters to them.”

Jill Denham
Vice Chair, CIBC Retail Markets

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Affordable Accessible Banking

Affordable banking choices

With the CIBC Everyday Chequing Account, fixed- and variable-rate mortgages, and service packages for seniors, students and youth, CIBC offers a wide range of affordable banking options.

President’s Choice Financial

Canadians can access competitive financial products and services through the President’s Choice Financial offer. This low-cost banking option is available at ABMs, over the telephone, on the Internet and at on-site pavilions in select Loblaw Companies stores across Canada.

Revitalizing branches

In 2004, CIBC opened new flagship branches in seven locations in British Columbia, Alberta, Manitoba, Ontario and Quebec.

ABMs

With the largest bank ABM network in Canada, we provide clients greater access to their accounts through this channel.

Special needs

We’re committed to a barrier-free banking environment. All of CIBC’s new branches are fully wheelchair accessible and CIBC Access for All™ ABMs are installed to make banking easier for clients with special needs.

Affordable banking

At CIBC, we’re committed to meeting the needs of every client. For Canadians living on modest incomes, the CIBC Everyday Chequing Account provides clients with up to 10 transactions included in the low monthly fee of $3.90, and $0.60 for each transaction after that. CIBC waives the monthly service fee of $3.90 when a minimum monthly balance of $1,000 is maintained. With our variable-rate CIBC Better Than Prime Mortgage™ or fixed-rate CIBC Better Than Posted Mortgage™, Canadians continue to have affordable mortgage choices in today’s market.

     CIBC also provides a range of service packages tailored to meet the banking needs of seniors, students and youth clients. The CIBC Advantage for Seniors program offers banking and travel advantages for clients 60 years of age and over. It includes free daily banking transactions and no monthly fee on the CIBC Everyday Chequing Account, and a discount on a safety deposit box rental. The CIBC Advantage for Students package offers up to 10 transactions on the CIBC Everyday Chequing Account for a low monthly fee of $1.95, and $0.30 for each transaction thereafter. The monthly service fee of $1.95 is waived when a $1,000 minimum monthly balance is maintained. For our banking clients under 19 years, the CIBC Advantage for Youth package offers free daily banking on the CIBC Premium Growth™ Account.

President’s Choice Financial

CIBC’s unique banking offer, President’s Choice Financial (PCF), a co-venture with Loblaw Companies Limited, is a quality, low-cost banking option for clients looking for an alternative to traditional banking services. PCF customer associates provide clients with a wide range of competitive financial products and services at in-store pavilions and over the telephone. Clients can also access their accounts through ABMs and over the Internet.

     There are 201 staffed President’s Choice Financial pavilions and 17 remote pavilions, located at select Loblaw Companies Limited stores across Canada. In 2004, CIBC introduced President’s Choice Financial creditor insurance products to its existing product line, to help protect clients’ families and dependants in the event of death, disability or job loss. For a complete listing of pavilion openings and closings, see page 178.

     Since President’s Choice Financial launched in 1998, more than one million Canadians have signed on to this low-cost, high-value alternative — and the number continues to grow.

Accessibility

At CIBC, we want to improve the banking experience for all of our clients — across all of our delivery channels. Our priority is to make our banking products and services understandable and accessible to our clients, so that they bank with us in the way that suits them best. In 2004, CIBC implemented a number of initiatives designed to make banking more accessible to Canadians.

     We upgraded our delivery channels to enhance service levels for our clients. We refurbished branches to deliver a better banking experience. We added new features and improved CIBC’s Online Banking and Investor’s Edge™ websites, including a simpler login process, better access to information for managing multiple accounts and easier-to-read screens with more transactions displayed on each page.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Branches

At CIBC, we are continually making adjustments to our branch network to meet changes in clients’ banking habits and needs. We open new branches and close others based on detailed analyses of markets, demographic trends and client preferences. At the end of 2004, our national network consisted of 1,073 branches. For a complete listing of branches opened and closed in 2004, see page 178.

     This year, CIBC continued its multi-year branch revitalization program. The new flagship branches that we’re launching as part of this program are state-of-the-art facilities providing our clients with personal and business banking services, greater access to multiple delivery channels and extended operating hours. In major markets, we’re replacing outdated or physically constrained branches with new, larger banking centres in nearby high-traffic areas.

     During the year, CIBC opened seven new flagship branches in Edmonton, Alberta; Winnipeg, Manitoba; Kelowna, British Columbia; Woodbridge and Pickering, Ontario; and LaSalle and Rosemère, Quebec. In addition, four existing branch locations were converted to flagship branches in Regina, Saskatchewan; Mississauga and Toronto, Ontario, and Montreal, Quebec. When added to the locations in Toronto and Kitchener, Ontario and Pointe Claire, Quebec, opened in 2003, CIBC now has 14 flagship branches serving customers in six provinces across Canada.

     In 2004, CIBC closed 40 branches, the vast majority of which were in urban locations. We’re particularly sensitive to the special circumstances created by closures in rural areas. A decision to close rural branches is only taken after an exhaustive review of alternative options.

     In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees by:

•	Assessing consumer usage patterns in the local market to identify the most appropriate alternative branch to serve affected clients

•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and the bank holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.

•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them

•	Making every effort to help employees affected by closures to find new positions within the organization, deploying them either to the branch where affected clients are being transferred or elsewhere in the CIBC network

We also continued to invest in branch technology upgrades, process enhancements and staff training across our national network. For example, we developed a comprehensive curriculum of 100 custom-built e-learning courses for our frontline employees, so that they have the opportunity to learn new skills to better serve clients.

ABMs

With over 328 million transactions in 2004, CIBC’s ABM channel is the most popular point of access for our clients. At year-end, the CIBC group of companies continued to offer customers access to the largest bank ABM network in Canada. Our clients can bank at 2,165 ABMs in CIBC branches across the country and 1,971 non-branch locations, including participating 7-Eleven Canada, Inc. stores, Mac’s Convenience Stores Inc., Sunoco Inc. and Ultramar locations and independent convenience stores. For a complete listing of ABM installations and removals, see page 178.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Special needs

CIBC is committed to a barrier-free banking environment. Through our CIBC Access for All program, all of our new branches are made fully wheelchair accessible.

     Through the CIBC Access for All ABM program, we’re also making banking easier for visually impaired clients, the elderly and persons that have restricted mobility. CIBC purchases new ABMs on an ongoing basis that meet the Canadian Standards Association guidelines for accessibility, and these are phased in as part of our machine replacement program.

     At year-end, 610 branches had been equipped with at least one CIBC Access for All ABM. They’re installed at a lower height, with curved parcel shelves for easier wheelchair access, grab bars for persons with mobility impairments, and improved task lighting. The machines are also equipped with audio jacks, allowing blind and partially sighted clients to use headsets and follow verbal instructions to complete their transactions. All of CIBC’s ABMs display high contrast colours for better readability, especially for elderly and partially sighted clients.

     CIBC also offers large print and Braille statements to customers who request them. CIBC’s Telephone Banking service uses innovative speech recognition and Tele-Type Touch technology to provide clients with direct, 24/7 access to telephone banking. The technology allows them to conduct routine financial transactions, obtain information and purchase products or services.

Our service commitment to our clients

Our Service Commitment to You promises that we will respect the privacy and integrity of the information that our clients share with us and will treat our clients in a courteous, professional and respectful way at all times.

     We deal with our clients in an honest and transparent manner by providing candid explanations of our service fees and talking openly with them at all times while honouring their right to privacy in all dealings with us.

Solving problems for our clients

Resolving client complaints to their satisfaction is an important priority for us. CIBC has an efficient process in place for resolving problems within 24 hours at the branch, or the complaint is referred to our Customer Care Centre that has the authority to resolve issues directly. This year, we substantially improved the resolution time for most escalated issues from 72 hours to 48 hours. We’ve also extended our Customer Care coverage to our Saturday branches, for timely resolution of any client complaints that may occur on weekends. CIBC has training modules to help employees better understand what clients experience when they have a complaint, learning how they can address their concerns more effectively.

     The Office of the CIBC Ombudsman serves as an objective, independent intermediary to help CIBC’s personal and small business customers resolve any concerns they have to their satisfaction after other avenues as set out in the bank’s resolution process have been unsuccessful. The office uses feedback received from CIBC clients through this process to help management identify areas and issues in need of attention to improve the future experience of bank clients. For contact information, see page 198.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Small Business Banking

Committed to small business

We’re committed to delivering an exceptional banking experience to clients. Our holistic approach to delivering financial services is designed to meet the personal and business requirements of entrepreneurs at every stage of business growth.

Accessible banking services

CIBC branches, ABMs, online and telephone delivery channels provide easy access to daily banking services for clients. Our small business employees provide clients across Canada with advice and service to meet personal and business financial requirements.

Meeting specialized needs

CIBC meets the specialized needs of small business clients in the agricultural sector and Aboriginal community.

Improved access to credit

Our newly enhanced fulfilment process for CIBC Small Business Credit Edge™ has reduced the amount of time it takes for approved clients to access their funds.

Encouraging growth

CIBC is a strong supporter of programs that encourage entrepreneurship and growth of small businesses.

Supporting Small Business

Small business is vital to the vibrancy and sustainability of Canada’s economy. The rate of growth in the number of entrepreneurs is more than double that of private sector salaried employees. The CIBC Small Business Economic Report, published in September 2004 and entitled Canadian Small Business —Back in High Gear, notes that, as of July 2004, the ranks of Canada’s self-employed grew to just under 2.5 million — and, by the end of the decade, it is expected that one in five Canadians will be self-employed.

     Two striking developments are the emergence of “seniorpreneurs” as the fastest growing segment in the small business sector and the unmistakable pattern of small businesses getting smaller. During 2004, small business formation growth has been concentrated among entrepreneurs with fewer than five employees. And, small business owners 55 years and over currently account for one in four self-employed individuals in Canada. Since 2001, the number of organizations run by older Canadians has risen by 140,000 or 30%.

     CIBC is committed to this dynamic and growing sector. For decades, CIBC has been a strong supporter of the small business sector and we continue to strive to be the #1 bank for small business in Canada. We are committed to delivering an exceptional banking experience that will make a difference to our clients.

     Our goal is to meet all of the business and personal financial requirements of our clients at every stage of their business growth, from the startup phase and early development through to maturity and transition as the business changes hands. At each stage of evolution, entrepreneurs need access to different combinations of financial products, services and expert advice that will help them run their businesses more efficiently. As an example, for startup businesses, we offer a complete financial package, including daily business banking, access to easier borrowing solutions and valuable online resources, to help them get their businesses off to a great start.

Learning about our clients

As part of our ongoing efforts to better understand entrepreneurs and the factors at work in their lives, CIBC regularly researches and reports on the state of the small business sector. In 2004, the two most significant reports were the CIBC Small Business Economic Report, cited above and developed by CIBC World Markets, and our collaborative report with Decima Research. On the basis of these and other findings, we gain insights into the factors that affect entrepreneurs, industry trends and what we need to do to address their needs more effectively.

Making life easier for small business

CIBC’s branches, online and telephone delivery channels provide easy access for our clients to meet their day-to-day banking requirements and to select the products and services they need. Also, CIBC’s team of over 1,400 small business employees, located in Canada’s major centres and rural communities across the country, provide clients with the financial advice, products and services they need to further their business and personal goals.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

     CIBC Small Business is also committed to serving Canadian small businesses with more specialized requirements. We have national networks of specialists dedicated to serving Canada’s agricultural sector and assisting entrepreneurs in Aboriginal communities. Our Agricultural Banking Specialists have both small business banking expertise and significant farm experience and are experts in farm loans, general farm management and planning. At the same time, our Aboriginal Banking team and in-branch employees provide personal and business financial services to First Nations, Métis and Inuit entrepreneurs and their families.

     CIBC’s Franchise Finance Group provides franchisee customers with expert advice and a comprehensive selection of personal and business financial products and services through the national branch network. We also help to finance program arrangements with a large number of franchise systems.

Improving accessibility for small business

     We have taken many steps this year to further improve small business clients’ access to capital and banking services. Here are just a few examples:

•	We have enhanced our credit application documentation and fulfilment process, making it more simple and straightforward. With CIBC Small Business Credit Edge, entrepreneurs can apply for up to $100,000 either as a loan or a line of credit, or a combination of both, through a simple application process. In 2004, new credit application and agreement forms, together with a new terms and conditions booklet, were developed to present important information more clearly and concisely. In addition, the fulfilment process was streamlined, further reducing the amount of time it takes for approved customers to access funds.

•	To create better financing opportunities for Aboriginal businesses, CIBC is committed to working with the National Aboriginal Capital Corporation Association to provide advice and assistance that will help the association develop an Aboriginal Financial Institution loan syndication pool.

•	The CIBC Self-Employed Recognition Mortgage, introduced in 2003, has been further enhanced to help more of Canada’s entrepreneurs purchase a home. Approval is easier and takes the borrower’s whole financial picture into account.

•	A new sales tool introduced this year has significantly reduced the time it takes for our small business clients to open a new account. Forms for most small business accounts are now generated through web-based software that is simple, efficient and easy to use. Also, we redesigned our CIBC Business Operating Account™ statement to provide more information to clients clearly and succinctly. The new, easy-to-read statement includes an account summary, important new information on account changes, a cheque summary and any relevant updates about business banking at CIBC.

•	To help business clients manage their cash flow more effectively, CIBC introduced a new Inter-Branch Deposit feature that enables them to make deposits at many CIBC branches for immediate credit to their CIBC Business Operating Account or U.S. Dollar Current Account. The new account feature provides significantly greater cash management flexibility than was previously available.

•	In 2004, federal and provincial governments introduced the Canadian Agricultural Income Stabilization (CAIS) Program to help stabilize agricultural producers’ income and to provide income disaster protection. To support this government program, CIBC launched the CIBC CAIS Deposit Account, an interest-bearing deposit-only account available to agricultural producers. Clients can make unlimited deposits at any CIBC branch or CIBC ABM and make inquiries and transfers into their CIBC CAIS Deposit Account through CIBC Telephone Banking, Online Banking and CIBC ABMs.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Borrowing customers with total authorizations under $100,000

CIBC’s small business borrowing customers with total authorizations under $100,000 totalled almost 153,000 in 2004, up from just under 138,000 in the prior year and nearly 111,000 in 2002.

Community investment

In 2004, CIBC Small Business continued its wide-ranging support of national and regional programs that foster the growth of small business and encourage the development of entrepreneurship in Canada. Examples are listed below.

•	We committed $1 million over 10 years to the University of Saskatchewan’s College of Agriculture to develop a program in agricultural entrepreneurship. The curriculum will focus on commercialization of scientific research, economic development and agribusiness opportunities. It’s designed to encourage agricultural entrepreneurship across the province, especially in rural and First Nations communities. CIBC’s donation will also create bursaries for Aboriginal students. And, for each of the next 10 years, $10,000 will be earmarked for outreach activities to encourage First Nations economic and agribusiness development.

•	In addition to our regional support of $120,000 in 2004, we reinforced our commitment to Junior Achievement of Canada with a three-year lead sponsorship of the Canadian National Junior Achievement Conference, starting in 2005. At the week-long conference, students will explore and discuss a business-related theme in an informal learning environment facilitated by guest speakers and local business representatives.

•	CIBC continues to be an enthusiastic sponsor of Advancing Canadian Entrepreneurship. As a founding corporate sponsor and supporter of the organization since 1995, we’re helping to build an entrepreneurial culture in Canada where innovation and creativity are valued. Through the CIBC Student Entrepreneur of the Year Award, we celebrate the commitment, determination and achievements of young entrepreneurs. The 2004 award was presented to Amanda Harburn for founding and operating Prestige Dance Academy Inc., a full-service dance studio for children and adults in Calgary.

•	CIBC continues to support the efforts of the Canadian Women’s Foundation (CWF) to create systemic change that will bring independence and economic self-sufficiency to women and girls in Canada. With a $600,000 donation over five years, CIBC has joined with a number of partners in contributing to the CWF Economic Development Collaborative Fund, to support a diverse portfolio of economic development projects in Canada. Components of the Collaborative Fund include grants, technical assistance, monitoring and evaluation, research, learning and policy work and the National Skills Institute. The goal of the Institute is to increase the effectiveness of community organizations in their economic development work with low-income women.

•	In addition, we support organizations dedicated to fostering innovation and entrepreneurship. These include Canada’s Outstanding Young Farmer Program, which celebrates the achievements of young farm operators, and the Canadian Youth Business Foundation that nurtures the development of entrepreneurship through mentoring and financial support.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Aboriginal Banking

CIBC is dedicated to building stronger relationships with Aboriginal Peoples in Canada by providing comprehensive financial services relevant to the needs of First Nations, Métis and Inuit individuals and businesses. Our holistic approach is designed to meet the growing demand for financial services and to improve the overall banking experience for our Aboriginal clients.

     CIBC serves the Aboriginal community through our national branch network, including seven on-reserve branches and one agency, in communities across Canada. Our branch staff and experienced Aboriginal Banking team offer our clients informed advice and integrated financial solutions to meet their specialized requirements.

     For individuals, CIBC provides personal financial products and services with distinct features that are appropriate for everyday banking needs. We have developed custom lending guidelines that recognize the unique legal and tax circumstances of Aboriginal Peoples. For example, adjustments to CIBC’s credit adjudication process include a formula to “gross up” the income levels of Status Indians earning tax-exempt income on a reserve, and enhance the total debt service ratio used to calculate an individual’s ability to repay the proposed loan and to service existing debt.

     In 2004, CIBC reviewed its Aboriginal Banking business to satisfy the growing demand for products and services to meet financing needs both on- and off-reserve. The dramatic increase in Aboriginal entrepreneurship has led CIBC to focus on expanding its product offer to better meet the personal and business banking needs of clients.

     To improve access to capital, CIBC’s business loan adjudication process has been improved to meet the growing credit needs of Aboriginal business owners. Credit files are now centralized in one location and all Aboriginal credit decisions over $250,000 are adjudicated by a single, dedicated group of specialists with the expertise and resources to review applications efficiently and fairly.

     To complement the enhanced credit process, CIBC has committed to make an investment to offer advice and assistance that will help the National Aboriginal Capital Corporation Association develop an Aboriginal Financial Institution (AFI) loan syndication pool to provide funding for Aboriginal businesses with borrowing needs over $250,000 that are too large for an individual AFI.

Community investment

CIBC has a long history of contributing to Canada’s Aboriginal community. Support includes:

•	The National Aboriginal Achievement Foundation, for its awards program, post-secondary scholarships, a youth career fair and Taking Pulse, where educators, governments, Aboriginal Peoples and the private sector examine ways to increase Aboriginal participation in the workforce

•	The University of Winnipeg with a $275,000 commitment over five years to help establish a new Aboriginal Student Services Centre

•	Canadian Executive Service Organization Aboriginal Services initiative for financial management training

•	Innu community recreation centres at Sheshatshiu and Natuashish through the Innu Healing Foundation

•	The Town of Inuvik in the Northwest Territories, to help build a family centre

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our People

Creating a supportive work environment where people can excel is fundamental to our strategy of becoming recognized as the leader in client relationships. The priorities of our global People Strategy are to ensure we have a supportive employee environment reflective of CIBC’s vision, mission and values; to create effective recruitment and development plans to attract and develop the best people wherever we do business; to continuously enhance CIBC’s performance focus through best-in-class performance management process and performance-based compensation; and, to contribute to the health and well-being of our people — both at work and in all aspects of their lives.

“At CIBC, we are building on our commitment to deliver long-term value for our stakeholders. Our holistic approach blends our business priorities with the diverse needs of our employees, empowering us to create a high-performance culture that nurtures a supportive employee environment and invests in the health and well-being of our people.”

Joyce Phillips
Executive Vice-President, Human Resources

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Creating a Supportive Work Environment

Supporting our employees

CIBC’s Code of Conduct guarantees every employee the right to be respected, to receive fair and equitable treatment, and prohibits discrimination and harassment.

Achieving employment equity

CIBC is committed to employment equity and achieving the goal of full representation of women, visible minorities, persons with disabilities and Aboriginal Peoples. In 2004, CIBC was in compliance with all 12 of the statutory requirements of Canada’s Employment Equity Act.

Attracting the best

In 2004, we invested almost $70 million to provide employees with tools and training. CIBC’s Corporate Knowledge Network and business sites offer training and career development opportunities for employees.

Building performance

CIBC’s Performance Management and Measurement process is an organization-wide tool to drive employee motivation and performance by helping staff to connect their individual contributions to CIBC’s overall results.

Health and well-being

CIBC sets the industry standard with Employment Insurance top-up benefits during maternity, parental, adoption, and compassionate care leave. And through the CIBC Children’s Centre, we provide emergency backup child-care when regular arrangements break down.

Fostering commitment — supportive employee environment

Increasing employee commitment is crucial for developing highly motivated, skilled and productive employees who share CIBC’s vision and make a valued contribution to our organization. CIBC measures employee commitment through a bi-annual employee survey that allows us to track our progress over time, as well as benchmark against other organizations. Sponsored by the Chief Executive Officer, survey data are used by CIBC to enhance the experiences of all employees.

     CIBC has a number of policies that address workplace culture and behaviour. Policies and practices are aligned with CIBC’s Code of Conduct, which guarantees every employee the right to be respected, to receive fair and equitable treatment and to be free from discrimination and harassment. The Code also provides protection from retaliation for employees who, in good faith, report facts and incidents that may involve a breach of the principles contained within the Code. Our global and regional policies on employment equity and diversity, workplace accommodation, and harassment in the workplace also ensure employees are treated with respect and dignity.

     In 2004, CIBC’s Ethics Hotline was established to provide a confidential phone line managed by a third party, for employees to report any irregularities they observe in business practices. This is a new option available to employees who may not wish to report their concerns to a supervisor.

     CIBC’s Employee Privacy Policy mandates the confidentiality of personal information. There was one recorded official privacy complaint regarding employment issues filed with privacy commissions in Canada in 2004. In addition, during the year, CIBC introduced new global, Canadian and U.S. violence in the workplace policies to promote a safe, secure workplace for all employees.

     CIBC is working to create an inclusive workforce and a supportive work environment that reflect the diversity of the communities where we do business. As one of Canada’s largest employers, CIBC is committed to employment equity and to achieving the goal of full representation by 2005 of women, visible minorities, persons with disabilities and Aboriginal Peoples. This goal is based on national labour market availability rates provided by Statistics Canada for each of the designated groups. To reinforce our commitment, employment equity goals and objectives are cascaded through the performance scorecards of the Chief Executive Officer and the Senior Executive Team. In 2004, the Canadian Human Rights Commission found CIBC in compliance with all 12 of the statutory requirements of Canada’s Employment Equity Act.

     To improve our hiring rates of candidates with disabilities and Aboriginal Peoples, CIBC established the Employment Equity Agency that focuses on outreach and pre-employment training. During 2004, 102 new employees were hired through this initiative, including eight who participated in the pre-employment training program.

     CIBC maintains a centralized accommodation fund to cover the costs of workplace accommodations. In 2004, over $350,000 was spent to meet the special needs of employees.

     Employment equity requires a top-down commitment. In 2004, CIBC’s Chief Executive Officer, his direct reports and the 50 executives in the next level of management took part in the launch of Dialogues on Diversity, where persons with disabilities community representatives presented their perspectives and experiences. To spearhead employee consultation and involvement, CIBC established a National Employment Equity and Diversity Committee, led by the Vice Chair and Chief Risk Officer. Employment Equity Committees established in each of CIBC’s strategic business units have over 60 members.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

     For the 12th consecutive year, CIBC celebrated Diversity Month in June, when employees organized over 150 different events and activities across the country, including the celebration of National Aboriginal Day and the first annual CIBC Pride Reception. In 2004, we became a founding corporate partner with the Canadian Abilities Foundation in the development of Access Guide Canada, an online guide to accessible places in Canada.

     Our longstanding support for employment equity and diversity principles also extends to assisting students with disabilities to fund their post-secondary education. In the final year of our initial $75,000 three-year program, CIBC Access™ Awards were presented to 14 students from Ryerson University, York University’s Schulich School of Business and the Joseph L. Rotman School of Management at the University of Toronto. Originally established in 2001 in partnership with the Disabled Persons for Employment Equity Human Rights Group, CIBC has renewed the program for a further three years.

     In partnership with the City of Toronto, we established the CIBC — Pinball Clemons Award for Community Leadership to recognize the contributions of African Canadians to community leadership. CIBC committed $15,000 over three years to this initiative, which will coincide with the city’s celebrations for Black History Month.

     In June, CIBC was presented with the 2004 Mental Health in the Workplace Award by the Canadian Mental Health Association, recognizing an individual, corporation or organization that has made mental health promotion in the workplace a priority and promoted cooperation. The Ontario March of Dimes jointly presented CIBC and JVS Toronto its 2004 Vocational Rehabilitation Award, recognizing private sector employers who make outstanding contributions to the vocational rehabilitation and employment of adults with disabilities.

     In March, CIBC shared second place in the first-ever list of the top workplaces for visible minorities by Canadian Business magazine, in partnership with Rogers OMNI Television.

     At the Board of Directors level, women hold four of the 19 director positions. The Board continues in its renewal efforts, assisted by an external consultant, to identify qualified candidates to serve as directors who are representative of the communities in which we operate.

Attracting the best — recruitment and development

At CIBC, we’re committed to becoming the employer of choice in Canada’s financial services industry. Attracting the best people and creating opportunities to leverage the skills of all employees is key. We have a number of recruitment strategies that are driven by the increasingly specialized and diverse needs of our business. In 2004, we invested about $70 million globally in employee training, including governance and regulatory compliance; client and customer service; product knowledge and other business and technical skills; leadership management and individual development. Mandatory training programs are provided during the first month of orientation for all new employees. CIBC’s Corporate Knowledge Network (CKN) is an integrated global learning, information and knowledge centre offering employees access to hundreds of self-study books, videos and online training resources and courses enterprise-wide. At the business level, training and development sites, such as the Financial Learning Institute, provide job training and career development to employees specific to their needs.

     CIBC communicates regularly with employees on client and other stakeholder matters. In 2004, the Senior Executive Team stepped up efforts to meet face-to-face with as many employees as possible to help them understand our goals, strategies and progress made to date. To supplement this, additional employee communication vehicles included the Intranet, e-mail and video messaging. In addition, through both annual and ongoing marketing campaigns, all employees are made aware of the resources and services available to them through CKN to heighten their performance and develop their careers.

Building value — performance focus

At CIBC, fostering a high-performance culture in which our people can thrive and grow is fundamental to our strategy for building sustainable, long-term value for our stakeholders.

     Using a balanced scorecard approach, CIBC’s Performance Management and Measurement (PMM) process employs a wide range of indicators, including financial results, client relationships, operational efficiency, strategic priorities and key competencies, to assess employee and team performance. CIBC’s

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

top executives share their performance planning scorecards for the upcoming year with the entire organization, as well as their year-end scorecard results through our Intranet. It’s designed to drive employee motivation and performance by helping staff connect their individual contributions to CIBC’s overall results.

     In our March PMM survey, 80% of employees agreed with the statement, “I understand how the goals on my scorecard support the goals for my line of business,” and 78% agreed that, “I understand how my day-to-day activities support the goals in my scorecard.”

     Recognizing the achievements of employees is equally important. In addition to pay for performance compensation, the prestigious Chief Executive Officer’s Awards go to 500 employees annually based on criteria that reflect CIBC’s balanced scorecard and vision of being recognized as the leader in client relationships.

Senior management representation rates and goals
(as at Dec. 31, 2003)

%	Rate	Goal
Women	30.2	19.4
Visible Minorities	3.6	8.4
Persons with Disabilities	2.0	4.3
Aboriginal Peoples	0.4	0.3

CIBC is committed to employment equity and achieving full representation of women, visible minorities, persons with disabilities and Aboriginal Peoples in its workforce.

Maintaining a healthy workplace — health and well-being

Creating a safe and healthy work environment where all employees can balance their work and life effectively is a top priority for us. Our workplace policies and practices are designed to support the varied personal circumstances of employees. CIBC continues to set the industry standard with Employment Insurance top-up benefits during maternity, parental and adoption leave. And, CIBC was the first Canadian bank to provide compassionate care leave top-up benefits to employees who need to provide care or support for a gravely ill parent, spouse or child.

     CIBC also helps employees to manage the additional personal stress that results when their regular child-care arrangements break down. The CIBC Children’s Centre, an innovative emergency backup child-care facility exclusively for the use of CIBC employees, completed its second year of operation at the end of 2004. During that time, the Centre saved the equivalent of over 3,200 employee days, while providing safe, reliable care for the children of our employees. An unqualified success with parent clients, 98% of those surveyed said they would highly recommend it to colleagues, while 97% believed the Centre demonstrated CIBC’s commitment to the principle of corporate social responsibility.

     Through Wellness Checkpoint, staff have access to CIBC’s global health website which includes an online health risk and lifestyle questionnaire that provides personalized assessment, as well as resources and information on healthier lifestyles. To date, 4,185 employees have registered on the website.

     Through CIBC’s Employee Assistance Program, we provided resources and counselling support for our employees in the Cayman Islands who were devastated by the effects of Hurricane Ivan.

     In 2004, CIBC continued its Coordinated Return to Work (CRTW) program to manage employee disability leaves and to facilitate the return to work based on heightened communication between the employee and manager. The program, which focuses on the employee’s abilities and CIBC’s efforts to accommodate individual needs, has been highly effective. In the first nine months of implementing the CRTW program in 1999, we saw a reduction in total days lost of 29% and a reduction in average claim duration of 32% for short-term disability cases. The program’s success continues today. In the period from 2000 to 2003, the average claim duration has remained stable, and the new case rate per 1,000 employees has been reduced.

     CIBC is also committed to providing healthy and safe workplaces by enhancing general awareness of accident prevention. Our Policy Health and Safety Committee, a joint management/employee committee, participates in the development and monitoring of health and safety policies and programs, assists workplace health and safety committees, and monitors data on workplace accidents and injuries. Our health and safety website provides information and training to managers and supervisors in Canada and includes a manager’s checklist for ensuring workplace health and safety, global and regional health and safety policies, the accident reporting system, first aid information and online training for managers and supervisors.

     During 2004, we completed our manager training program and introduced new health and safety policies. Also, ad hoc health and safety issues committees were put in place to manage key issues, such as SARS and asbestos detection. In 2003, CIBC reported 45 lost-time workplace injuries in Canada.

For detailed employment figures see page 185

For information on taxes paid see page 185

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC in the Community

CIBC is committed to making a positive difference in the communities where we do business. Through corporate donations and sponsorships, and the volunteer spirit of employees, CIBC makes an important contribution towards enriching the lives of Canadians. When we support organizations in their efforts to build stronger, more vibrant local communities, we strengthen Canada’s social fabric and create an environment where communities and companies both thrive.

“We are proud of the role CIBC and CIBC employees play in our communities. Our focus is on making strategic investments in communities that will have a meaningful and sustainable impact.”

Ron Lalonde
Senior Executive Vice-President
and Chief Administrative Officer

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Giving Back to the Community

Corporate contributions

In 2004, the CIBC group of companies contributed over $44 million worldwide. Of this, $28 million was invested in Canada.

CIBC Youthvision

We fund hundreds of initiatives that support education, mentoring and skills development to help young people reach their full potential.

Employee as Ambassador

CIBC strongly encourages volunteerism. Through our Employee as Ambassador Program, we contributed over $450,000 to charities and not-for-profit organizations.

CIBC Run for the Cure

This is Canada’s largest event dedicated to raising funds to fight breast cancer. In 2004, Canadians raised a record-breaking total of more than $19 million for the Canadian Breast Cancer Foundation.

CIBC World Markets Children’s Miracle Foundation

In December 2003, CIBC World Markets Children’s Miracle Foundation raised almost $20 million globally, including over $4 million in Canada.

Canadian amateur sport

We committed more than $4 million over five years to the Canadian Soccer Association as part of our growing support for Canadian amateur sport.

Corporate contributions

CIBC is proud to support the communities where we work and live. In 2004, the CIBC group of companies contributed more than $44 million worldwide to charitable organizations and community initiatives. Of this, $28 million was invested in Canada, where CIBC contributed more than $23 million in charitable donations and over $5 million in community sponsorships to hundreds of national, regional and local organizations. We are one of Canada’s largest corporate donors and our contributions extend to health, education, community, arts and culture, the environment and United Way agencies.

     For example, in health, CIBC donated $1 million over five years to St. Michael’s Hospital in Toronto to establish the CIBC Breast Centre, which is one of the most comprehensive facilities of its kind in Canada. A $10,000 donation supported the purchase of a mammography unit for the Vernon Jubilee Hospital Foundation. We continued to fund children’s health with a $50,000 two-year pledge to the Montreal Children’s Hospital Foundation campaign to purchase diagnostic imaging equipment. We maintained our $50,000 multi-year commitment to the South & Central Health Foundation in Newfoundland and Labrador. Our commitment of $350,000 over five years to the Foundation Fighting Blindness will contribute to a new Children’s Vision Research Registry and an awareness campaign on progressive retinal diseases. And, we contributed $10,000 to the Fort Qu’Appelle Indian Hospital in Saskatchewan towards the purchase of furnishings and equipment.

     In education, CIBC committed $1 million over 10 years to fund scholarships at the University of Ottawa to benefit student mentors. We provided funding to the University of Victoria’s Career Services Centre, which will help students make a successful transition from studies to rewarding careers, with a commitment of $500,000 over five years. And, CIBC donated $25,000 to Women Building Futures, an organization in Alberta, Saskatchewan and Manitoba dedicated to helping women living on welfare and in severe poverty enter the skilled trades, offering safety qualifications, life skills, academic upgrading, job placement and follow-up counselling.

     We showed our support for Canadian arts and culture in 2004 with a $100,000 commitment over two years to the National Arts Centre’s Alberta Scene, a major cultural festival in 2005 showcasing the best of Alberta talent in music, theatre, dance and the visual arts. And, we contributed $25,000 over two years to Theatre New Brunswick, where our donation will help offset the costs of touring the productions and support the company’s school performance program. We also committed $25,000 towards Centre des Arts de St. Hyacinthe for the construction of a new community arts and culture centre.

     In community support, we maintained our $150,000, three-year commitment to The Pathways to Education Program in downtown Toronto. An initiative of the Regent Park Community Health Centre, it is helping to break the cycle of poverty by providing an innovative model of supports to assist young people to complete their education. A $10,000 donation will contribute to the construction of new facilities for the Fort St. James Public Library. Through our support of the Canadian Foundation for AIDS Research we sponsor the “Have a Heart” program to increase awareness of HIV/AIDS among young people. We committed $10,000 to Phoenix Youth Programs in Halifax, to enable programming through which they provide supervised and supported living for homeless and at-risk youth. Also, our three-year pledge of $75,000 to Leave Out ViolencE (LOVE) supports its ongoing United Youth Against Bullying initiative. As well, our $25,000 commitment to Canadian Feed The Children goes towards vital nourishment programs for children living in high-poverty areas and at-risk communities. A $75,000

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

commitment over three years to The Salvation Army in Vancouver will support the construction of the new Kate Booth House, a shelter for abused women and children.

     In 2004, we continued support for environmental protection with a $100,000 multi-year commitment to Learning for a Sustainable Future, an organization dedicated to pursuing environmental protection, economic prosperity and social justice through education. CIBC contributed $25,000 to the Alberta Ecotrust Foundation that brings together industry and environmental groups to collaborate on grassroots projects across Alberta. We also continued our $180,000 three-year commitment to the World Wildlife Fund-Canada. And, over the past several years, we have donated a total of more than $1 million to the Waterfront Regeneration Trust for the development of the Lake Ontario Waterfront Trail.

     As a designated Imagine Caring Company, we consistently exceed the target of 1% of pre-tax profits set by the Canadian Centre for Philanthropy as the benchmark for corporate giving. In recognition of our community investment program, we shared the first place ranking in the banking sector in corporate social responsibility in a survey compiled by Michael Jantzi Research Associates and published in The Globe and Mail’s Report on Business magazine.

United Way

CIBC has a time-honoured tradition of giving to United Way. In 2003, CIBC, its employees and pensioners, raised more than $7 million for United Way agencies across the country. Employees and pensioners alone raised almost $5 million, with CIBC’s corporate contribution totalling more than $2 million.

     CIBC’s Valerie Ledger was awarded the 2003 Employee Campaign Chair of the Year by United Way of Greater Toronto. In 2003, CIBC piloted an online pledge process in Greater Toronto and plans are underway to implement this across Canada in 2004.

     In recognition of the contribution the United Way makes to the communities where we live, CIBC Chief Executive Officer John Hunkin has taken on the role of Cabinet Chair for United Way of Greater Toronto for the 2004 campaign.

CIBC Youthvision

Canada’s youth has long been a focus of our community support. Through CIBC Youthvision, an umbrella for all contributions that support youth, we fund a wide range of programs and initiatives in education, mentoring and skills development to help young people reach their full potential. Of the $28 million invested in Canada in 2004, more than $10 million supported youth.

     Our CIBC Youthvision Scholarship Program is a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada. Every year, we award 30 scholarships valued at up to $34,000 each to Grade 10 students enrolled in mentoring programs with these charitable partners. Scholars receive up to $4,000 per year for tuition for a maximum of four years of post-secondary education. They also have an opportunity to participate in YMCA summer internships valued at up to $2,000 per year while still in high school, to a maximum of $4,000 per year while at college or university. Since its introduction in 1998, CIBC has awarded 180 scholarships to students across Canada, representing a commitment of more than $5 million. In 2004, Marc Witney became the first CIBC Youthvision Scholarship recipient to graduate, earning his diploma in airport operations from the British Columbia Institute of Technology.

Employee involvement

     CIBC employees make a significant contribution to the life of the communities where they work and live. We strongly encourage their participation, and recognize their personal efforts in support of the community. Through our Employee as Ambassador Program, which provides up to $1,000 per employee to charities and not-for-profit organizations where employees volunteer, we contributed over $450,000. This supported the volunteer efforts of more than 750 employees and retired staff in a wide range of community initiatives.

     CIBC also proudly promotes a variety of high-profile fundraising events supported by our employees, in particular, the CIBC Run for the Cure and CIBC World Markets Children’s Miracle Day.

Contributions in Canada by category — 2004

Corporate donations in Canada
($ millions)

CIBC’s donations to communities across Canada have steadily increased, year over year.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

CIBC Run for the Cure

The CIBC Run for the Cure is our flagship event and the largest single annual fundraiser in Canada dedicated to creating a world without breast cancer. Our employees are passionate about this cause and are dedicated to achieving even greater success with every passing year. This year, the CIBC Run for the Cure raised over $19 million for the Canadian Breast Cancer Foundation to support its fight against breast cancer.

     For the eighth consecutive year, we were the title sponsor of this annual event that was held in 40 communities across Canada. This year’s was the largest ever, drawing more than 170,000 participants across the country, including over 10,500 CIBC employees, their friends and families. We also play a leading role behind the scenes, co-ordinating the event as Canadian Breast Cancer Foundation run directors. Thirteen of the 40 run sites were led by our employees in 2004 and more than 1,500 staff volunteered to help organize local events. And, this year, several Members of Parliament accepted CIBC’s challenge to participate in their communities.

CIBC World Markets Children’s Miracle Foundation

On the first Wednesday of December every year, CIBC World Markets sales and trading staff and CIBC Wood Gundy investment advisors around the world help to create miracles for children. On this day, they donate their fees and commissions to children’s charities. On Miracle Day 2003, held on December 3rd, we raised almost $20 million globally, including over $4 million in Canada. Since it was founded in 1984, Children’s Miracle Day has raised more than $130 million for deserving children’s charities around the world.

     Funds raised are directed back to their communities of origin. The money raised in Canada provides much needed grassroots support for more than 350 charitable organizations investing in children’s education, health and well-being.

     Individuals who make outstanding contributions on behalf of children’s charities are recognized by CIBC World Markets Miracle Maker Awards™. This year’s honouree was 12-year-old Ryan Hreljac for his determination and efforts to raise money for building a well in Africa for those without clean water. Today, Ryan’s Well Foundation has raised over $800,000 to build wells and related projects in six African countries.

Canadian amateur sport

In 2004, CIBC built on its existing support of amateur sport in Canada with a major commitment to the Canadian Soccer Association (CSA). This new relationship complements our existing partnership with Alpine Canada Alpin, the governing body for Canadian alpine ski racing, and establishes CIBC as a leader in supporting both summer and winter amateur sport in Canada.

     Our more than $4 million, five-year agreement with CSA provides the association with financial and strategic support. Our commitment includes sponsorship of all 13 CSA men’s and women’s national teams, the CIBC Mini Soccer Team Sponsorship Program and the Tide Mini Soccer Festivals presented by CIBC. As well, CIBC is recognized as the Diamond Sponsor at international matches played in Canada. And through the CIBC Employee as Ambassador Soccer Program, contributions made on behalf of employees who volunteer with community-based soccer teams totalled $115,000.

     In 2004, we continued our four-year commitment of $1 million annually to Alpine Canada Alpin, to help reach its goal of bringing Canadian alpine skiers back to the winners’ podium. Our partnership is linked to Podium 2010, which is a total development system for nurturing young talent and creating a new generation of “Crazy Canucks.”

For a more complete listing of CIBC’s contributions to community organizations see page 186

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC and the Environment

Should a bank play a role in protecting and conserving the environment? At CIBC, we believe that our environmental responsibilities and business objectives are connected, as a healthy and sustainable environment fosters Canada’s sustainable economic growth. We recognize that we do have an impact on the environment and acknowledge our responsibility for managing environmental issues effectively. We are committed to policies, procedures and initiatives that reinforce sustainability awareness across the organization to reduce our environmental footprint and help safeguard our stakeholders from environmental risk. With the support of our employees, customers and suppliers, CIBC is making a significant contribution to environmental protection, helping to conserve precious non-renewable resources and investing in the quality of life in local communities.

“CIBC’s longstanding commitment to environmental management helps us protect and conserve the environment and safeguard our stakeholders from environmental risk. Our adoption of the Equator Principles is a clear example of our determination to continually build greater environmental and social responsibility into our business activities.”

Wayne Fox
Vice Chair and Chief Risk Officer

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Managing environmental issues effectively

Our commitment

In 2004, CIBC adopted the Equator Principles, an internationally recognized voluntary network for financial institutions to manage social and environmental due diligence in project financing.

Corporate Environmental Management Program

CIBC integrates environmental risk evaluations throughout the business, to ensure systems are in place to evaluate, measure and manage risk effectively.

Credit risk management

Managing environmental risk is an important consideration in our lending decisions. Environmental risk evaluations are fully integrated into CIBC’s credit assessment process.

Facility management

CIBC has made a number of enhancements to its monitoring and reporting of environmental performance metrics.

Climate change

CIBC recognizes the potential impact of climate change as we strive for sustainable economic growth. We monitor and report on carbon dioxide emissions produced through operations and employee business travel.

Our commitment

In 1991, CIBC became the first Canadian bank to hire a full-time environmental risk manager and, later, developed a comprehensive corporate environmental management program. Since then, we have continued to demonstrate our environmental commitment, both internally and in the international community, through the following:

•	1991 — We endorsed the Business Charter for Sustainable Development published by the International Chamber of Commerce.

•	1992 — We signed the United Nations Environmental Program (UNEP) Statement by Banks on the Environment and Sustainable Development.

•	1993 — Our first corporate environmental policy was approved by our Board of Directors.

•	1997 — Guiding principles were established, and revised in 2002, to govern CIBC’s Corporate Environmental Program objectives.

•	1999 — We developed our Environmental Credit and Investment Risk Management Policy, which was revised in 2004.

•	2004 — We joined with 28 leading international financial institutions in adopting the Equator Principles, a voluntary and internationally recognized framework for financial institutions to manage social and environmental due diligence in project financing.

Our commitment to the environment is further demonstrated by our active involvement in a number of environmental organizations and agencies. These include:

•	Canadian Bankers Association — CIBC chairs the Canadian Bankers Association’s Environmental Issues Specialists Group.

•	Environmental Bankers Association — CIBC is a member of this U.S.-based forum for disseminating information of interest to the North American financial services industry.

•	United Nations Environmental Program — As a signatory to the UNEP Statement by Banks on the Environment and Sustainable Development, we maintain membership with the United Nations Environment Program Finance Initiative (UNEP FI). CIBC is an active member of the UNEP FI North American Task Force that works to support and expand sustainable financial institution practices.

Corporate environmental program and policies

CIBC’s Corporate Environmental Program integrates environmental risk throughout our business, including lending and investment activities, as well as initiatives and due diligence in supplier relations, facilities management and procurement. Our program is based on an environmental management system (EMS) framework to ensure that environmental issues are systematically identified, controlled and monitored. The cornerstone of CIBC’s EMS implementation lies in the development and maintenance of our two corporate environmental policies:

•	The CIBC Corporate Environmental Policy outlines our commitment to responsible conduct in all activities to protect and conserve the environment; to safeguard the interests of the bank, its employees, customers and shareholders from unacceptable levels of environmental risk; and to support the principle of sustainable development.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

•	The CIBC Environmental Credit and Investment Risk Management Policy sets the standard for credit- and investment-related environmental due diligence and provides guidelines for the development of business-specific policies and procedures.

CIBC’s Corporate Risk and Insurance Services is responsible for monitoring, governance and communication programs to promote and support adherence to CIBC’s Corporate Environmental Management policies and program. An Environmental Management Committee (EMC) meets monthly and comprises representatives from several of CIBC’s strategic business units and our real estate service provider, O&Y CB Richard Ellis (OYCBRE). The EMC promotes compliance with the Corporate Environmental Policy, in addition to coordinating environmentally responsible facility programs and initiatives.

     In 2004, EMC conducted an environmental risk assessment of potential environmental impacts within the workplace. It further refined CIBC’s operational control procedures and processes, and helped us to identify key environmental performance metrics identified in this section and on page 192.

     A number of quantified environmental targets are set at the beginning of each year, and are reviewed by appropriate levels of management to ensure appropriate action plans are developed and executed. Typically, targets include elements within CIBC’s EMS and its operational and environmental credit risk components. CIBC then conducts annual performance reviews of its Corporate Environmental Program to ensure that consistent, measurable progress is being made to reach our environmental goals.

Credit and investment risk management

Environmental risk evaluations are fully integrated into CIBC’s credit assessment processes. Our policies, together with guidelines for small and medium-sized enterprises and the large corporate sector, protect us from exposure to these risks. This commitment has helped increase awareness of environmental issues among our clients. It has also encouraged many of our clients to adopt environmental risk mitigation programs and to re-evaluate environmental risk exposures within their businesses. For a summary of environmental credit risk due diligence, see page 192.

     CIBC environmental risk management actively supports credit risk assessment on behalf of all lending units throughout the organization. These value-added services include:

•	Due diligence reviews of client information, client environmental data, compliance record assessment, interpretation of consultant reports, and interviewing client personnel

•	Assessment of client facilities and corporate environmental management systems

•	Advisory services for retaining environmental consulting services

•	Assistance in the structuring of credits that take into account environmental risk management concerns

Lending and risk assessment processes are improved as laws, regulations and risk tolerances change. In 2004, we updated our manual due diligence process to an online environmental risk screening procedure that is now used by CIBC Small Business Banking. We are currently working with CIBC World Markets to update environmental risk review procedures for their commercial banking and large corporate lending officers.

     Environmental risk criteria are also part of merchant banking activities undertaken by CIBC World Markets, in accordance with CIBC’s Environmental Credit and Investment Risk Management Policy. This policy was revised in 2004 to include our adoption of the Equator Principles for project financing due diligence. Where environmental considerations form part of a due diligence review, CIBC World Markets’ Equity Underwriting Policy requires them to be included in the overall assessment of risk factors in investment banking decisions.

     CIBC World Markets provides extensive analyst coverage of industry segments with a positive impact on the environment, including environmental rehabilitation services, waste management and water treatment companies.

CIBC utilities consumption — 2004

Electricity (MWh)	159,000
Natural gas (cubic metres)	5,967,000
Fuel oil (litres)	435,000
Water (kilo gallons)	350,000

With the enhancements introduced in 2004, CIBC monitors its energy usage for electricity, natural gas, fuel oil and water consumption throughout our branches and owned office buildings across Canada.

CIBC recycling(1)
(metric tonnes)

In 2004, 1,386 metric tonnes of material was recycled across 567 branches and 11 office locations in Canada. Commencing in 2005, paper will be recycled through a national shredding program in most CIBC branches.

(1)	Figures provided by third-party service provider and based on best estimate.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Paper purchases(1)
(metric tonnes)

CIBC monitors annual paper purchases. All purchases are 100% elemental chlorine free.

Employee business travel
(millions of kilometres)

CIBC recognizes the environmental implications of its employee business travel(3). Since 2002, CIBC has reduced its travel by 16%. See page 193 for details.

Computers for Schools
(computer components)

CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since it was established in 1993, we have donated more than 35,500 computer components, worth approximately $500,000.

(1)	Based on Canadian paper sales only from CIBC preferred vendor. Figures estimated based on orders and weight.

(2)	Total includes an estimation for the month of October.

(3)	Air and rail: Canada, U.S. and U.K.; car rental: Canada and U.S.

Climate change

In 2004, we began to monitor and report on carbon dioxide emissions produced through company operations as a result of fossil fuel consumption in our branches and CIBC-owned facilities in Canada. We also began monitoring and reporting on carbon dioxide emissions produced as a result of employee business travel, including air, rail and car rentals. Also, CIBC once again purchased 2,000 megawatt hours of Evergreen Energy Green Power from Ontario Power Generation. For details, see page 192.

     Where warranted, in transactional relationships, our environmental due diligence includes an assessment of our clients’ exposure to costs and liabilities associated with meeting greenhouse gas emission mandates. Beyond this, we recognize that the broader implications of climate change risks to the financial sector need to be assessed to ensure sustainable growth. Consequently, through our membership in UNEP, we will be involved in the work of the UNEP FI Climate Change Working Group in 2005.

Facility management

In 2004, CIBC premises comprised 1,073 branches and almost 6.1 million square feet of office space nationwide either leased from third-party landlords or owned by the bank. Following divestiture of its Canadian office portfolio, CIBC outsourced many of its real estate functions, including facilities management, to OYCBRE in 2001.

     Throughout the year, CIBC Corporate Real Estate (CRE) and OYCBRE launched initiatives to promote responsible environmental stewardship through sound facility management practices. These included:

•	Development of an environmental management program involving an environmental risk assessment, documenting operational procedures for managing environmental issues, and environmental training for facility managers and CIBC’s EMC members

•	Conducting a survey of office buildings where CIBC is a major tenant to better understand the types of environmental programs available. Its findings helped to identify our participation rate in such programs, as well as partnership opportunities between CIBC and our landlords, to promote environmental awareness and best practices.

•	Enhancements to reporting, so that CIBC can now track energy usage for electricity, natural gas, fuel oil and water within its branches and owned office buildings

•	Waste audits conducted in 50 CIBC branch locations across Canada over a one-week period, to help us better understand our solid waste generation

Responsible procurement

CIBC purchases competitively priced, environmentally sound products and services. This strengthens existing business relationships with environmentally responsible suppliers who assist us in reducing our environmental footprint.

     Environmental criteria are now incorporated into CIBC’s standard request for proposal process within CIBC Global Sourcing and Payments, our procurement division. These criteria, based in part on the Canadian Standards Association’s environmentally responsible procurement guidelines, articulate evaluation and selection considerations for our suppliers. Where appropriate, we will select those products and services with the least environmental impacts by considering such criteria as energy efficiency, product recyclability, responsible packaging, minimal use of hazardous substances, and product return where applicable.

     In 2004, we pursued further advancements by including environmental criteria in our vendor performance measurement process. Where appropriate, criteria specific to each vendor are measured to determine ongoing environmental performance as part of our standard performance measurement system.

     In addition, CIBC CRE and OYCBRE ensure that third-party service and product suppliers demonstrate environmentally responsible practices, where appropriate. For example, in 2004, environmental factors were strongly considered in our selection of the supplier of new carpeting for CIBC’s office and branch premises.

For more on CIBC and the Environment go to page 192 and visit www.cibc.com.

Principal Subsidiaries                    CIBC Annual Accountability Report 2004   For what matters

PRINCIPAL SUBSIDIARIES

Unaudited, $ millions, as at October 31, 2004		Book value(3) of shares
	Address of head	owned by CIBC and other
Subsidiary name(1)(2)	or principal office	subsidiaries of CIBC
Amicus Bank	Toronto, Ontario, Canada	441
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	336
CIBC Asset Management Inc.	Montreal, Quebec, Canada
Talvest (LSVC) Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Financial Planning Inc.	Toronto, Ontario, Canada	(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC INC.(5)	New York, NY, U.S.A.
CIBC US Insurance Company	Barre, Vermont, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
Juniper Financial Corp. (98%)(7)	Wilmington, Delaware, U.S.A.
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC WM International Limited	St. Michael, Barbados
EDULINX Canada Corporation(8)	Mississauga, Ontario, Canada	29
INTRIA Items Inc. (90%)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	331
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Private Management Ltd.	Montreal, Quebec, Canada
CIBC Capital Funding, L.P.	New York, NY, U.S.A.	68
CIBC Capital Funding II, L.P.	New York, NY, U.S.A.	81
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	3,055
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,020
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	67
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Securities Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	47
CIBC Asia Limited	Singapore City, Singapore	129
CIBC World Markets plc(5)	London, England, U.K.	841

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding, L.P., CIBC Capital Funding II, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Juniper Financial Corp., Canadian Imperial Holdings Inc. and CIBC INC., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries are shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries. (6) CIBC directly owns $7.4 billion of shares of CIBC Delaware Holdings Inc.

(7)	On August 8, 2004, CIBC sold Juniper Financial Corp. to Barclays Bank PLC. The transaction closed on December 1, 2004.

(8)	On October 26, 2004, CIBC entered into an agreement to sell EDULINX Canada Corporation to Nelnet Canada Inc., a wholly owned subsidiary of Nelnet Inc. The transaction closed on December 1, 2004.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

		Average balance			Interest			Average rate
	Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Domestic assets(1)
	Cash and deposits with banks	$1,724	$2,134	$1,526	$10	$19	$15	0.58%	0.89%	0.98%
Securities	Investment(2)	6,567	9,071	13,799	265	419	600	4.04	4.62	4.35
	Trading	26,288	25,026	26,028	748	856	999	2.85	3.42	3.84
	Securities borrowed or purchased under resale agreements	12,124	9,880	11,886	277	278	306	2.28	2.81	2.57

Loans	Residential mortgages	70,062	68,490	61,706	3,131	3,430	3,227	4.47	5.01	5.23
	Personal and credit card	32,948	29,220	26,507	2,507	2,428	2,040	7.61	8.31	7.70
	Business and government	22,881	22,916	22,769	1,355	1,444	1,319	5.92	6.30	5.79

	Total loans	125,891	120,626	110,982	6,993	7,302	6,586	5.55	6.05	5.93

	Other interest-bearing assets	366	421	450	97	156	79	26.50	37.05	17.56
	Derivative instruments market valuation	7,443	6,031	6,121
	Customers’ liability under acceptances	4,922	5,881	7,258
	Other non-interest-bearing assets(2)	8,622	7,736	7,270

	Total domestic assets	193,947	186,806	185,320	8,390	9,030	8,585	4.33	4.83	4.63

	Foreign assets(1)
	Cash and deposits with banks	9,773	8,090	10,173	142	116	207	1.45	1.43	2.03
Securities	Investment(2)	10,686	10,906	10,792	439	490	573	4.11	4.49	5.31
	Trading	26,948	26,457	27,617	509	610	568	1.89	2.31	2.06
	Securities borrowed or purchased under resale agreements	8,343	10,509	13,502	247	250	381	2.96	2.38	2.82

Loans	Residential mortgages	12	61	1,039	1	4	81	8.33	6.56	7.80
	Personal and credit card	927	1,536	3,286	31	60	155	3.34	3.91	4.72
	Business and government	8,223	13,950	19,720	388	580	943	4.72	4.16	4.78

	Total loans	9,162	15,547	24,045	420	644	1,179	4.58	4.14	4.90

	Other interest-bearing assets	966	378	346	41	36	21	4.24	9.52	6.07
	Derivative instruments market valuation	16,270	20,310	15,972
	Customers’ liability under acceptances	—	6	17
	Other non-interest-bearing assets(2)	4,715	5,730	4,726

	Total foreign assets	86,863	97,933	107,190	1,798	2,146	2,929	2.07	2.19	2.73

	Total assets	$280,810	$284,739	$292,510	$10,188	$11,176	$11,514	3.63%	3.92%	3.94%

	Domestic liabilities(1)
Deposits	Personal	$67,400	$64,605	$62,837	$1,194	$1,280	$1,388	1.77%	1.98%	2.21%
	Business and government	59,771	54,760	52,944	1,185	1,268	1,067	1.98	2.32	2.02
	Bank	525	541	664	9	12	13	1.71	2.22	1.96

	Total deposits	127,696	119,906	116,445	2,388	2,560	2,468	1.87	2.14	2.12
	Derivative instruments market valuation	7,144	6,132	6,443
	Acceptances	4,923	5,901	7,264
	Obligations related to securities sold short	8,039	6,241	7,333	270	235	270	3.36	3.77	3.68
	Obligations related to securities lent or sold under repurchase agreements	7,482	9,876	11,178	190	295	299	2.54	2.99	2.67
	Other liabilities	9,134	8,357	6,280	71	303	40	0.78	3.63	0.64
	Subordinated indebtedness	2,691	2,275	2,359	198	181	179	7.36	7.96	7.59

	Total domestic liabilities	167,109	158,688	157,302	3,117	3,574	3,256	1.87	2.25	2.07

	Foreign liabilities(1)
Deposits	Personal	2,747	3,075	5,912	42	50	141	1.53	1.63	2.38
	Business and government	50,321	59,028	68,096	775	939	1,743	1.54	1.59	2.56
	Bank	10,711	12,330	11,970	186	227	295	1.74	1.84	2.46

	Total deposits	63,779	74,433	85,978	1,003	1,216	2,179	1.57	1.63	2.53
	Derivative instruments market valuation	15,616	19,483	15,952
	Acceptances	—	6	17
	Obligations related to securities sold short	5,253	5,162	5,421	102	161	145	1.94	3.12	2.67
	Obligations related to securities lent or sold under repurchase agreements	11,031	9,019	9,876	263	195	316	2.38	2.16	3.20
	Other liabilities	3,191	3,754	3,871	323	378	77	10.12	10.07	1.99
	Subordinated indebtedness	868	1,212	1,541	14	22	41	1.61	1.82	2.66

	Total foreign liabilities	99,738	113,069	122,656	1,705	1,972	2,758	1.71	1.74	2.25

	Total liabilities	266,847	271,757	279,958	4,822	5,546	6,014	1.81	2.04	2.15
	Shareholders’ equity	13,963	12,982	12,552

	Total liabilities and shareholders’ equity	$280,810	$284,739	$292,510	$4,822	$5,546	$6,014	1.72%	1.95%	2.06%

	Net interest income and margin				$5,366	$5,630	$5,500	1.91%	1.98%	1.88%

	Additional disclosures:
	Non-interest-bearing deposits/liabilities
	Domestic	$9,699	$8,147	$7,503
	Foreign	$769	$624	$1,025

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information has been reclassified.

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME

		2004/2003			2003/2002
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
Unaudited, $ millions		balance	rate	Total	balance	rate	Total
Domestic assets(1)
Cash and deposits with banks		$(4)	$(5)	$(9)	$6	$(2)	$4
Securities	Investment(2)	(116)	(38)	(154)	(206)	25	(181)
	Trading	43	(151)	(108)	(38)	(105)	(143)
Securities borrowed or purchased under resale agreements		63	(64)	(1)	(52)	24	(28)

Loans	Residential mortgages	79	(378)	(299)	355	(152)	203
	Personal and credit card	310	(231)	79	209	179	388
	Business and government	(2)	(87)	(89)	9	116	125

Total loans		387	(696)	(309)	573	143	716
Other interest-bearing assets		(20)	(39)	(59)	(5)	82	77

Change in domestic interest income		353	(993)	(640)	278	167	445

Foreign assets(1)
Cash and deposits with banks Interest-bearing deposits with banks		24	2	26	(42)	(49)	(91)
Securities	Investment(2)	(10)	(41)	(51)	6	(89)	(83)
	Trading	11	(112)	(101)	(24)	66	42
Securities borrowed or purchased under resale agreements		(52)	49	(3)	(84)	(47)	(131)

Loans	Residential mortgages	(3)	—	(3)	(76)	(1)	(77)
	Personal and credit card	(24)	(5)	(29)	(83)	(12)	(95)
	Business and government	(238)	46	(192)	(276)	(87)	(363)

Total loans		(265)	41	(224)	(435)	(100)	(535)
Other interest-bearing assets		56	(51)	5	2	13	15

Change in foreign interest income		(236)	(112)	(348)	(577)	(206)	(783)

Total change in interest income		$117	$(1,105)	$(988)	$(299)	$(39)	$(338)

Domestic liabilities(1)
Deposits	Personal	$55	$(141)	$(86)	$39	$(147)	$(108)
	Business and government	116	(199)	(83)	37	164	201
	Bank	—	(3)	(3)	(2)	1	(1)

Total deposits		171	(343)	(172)	74	18	92
Obligations related to securities sold short		68	(33)	35	(40)	5	(35)
Obligations related to securities lent or sold under repurchase agreements		(72)	(33)	(105)	(35)	31	(4)
Other liabilities		28	(260)	(232)	13	250	263
Subordinated indebtedness		33	(16)	17	(6)	8	2

Change in domestic interest expense		228	(685)	(457)	6	312	318

Foreign liabilities(1)
Deposits	Personal	(5)	(3)	(8)	(68)	(23)	(91)
	Business and government	(139)	(25)	(164)	(232)	(572)	(804)
	Bank	(30)	(11)	(41)	9	(77)	(68)

Total deposits		(174)	(39)	(213)	(291)	(672)	(963)
Obligations related to securities sold short		3	(62)	(59)	(7)	23	16
Obligations related to securities lent or sold under repurchase agreements		44	24	68	(27)	(94)	(121)
Other liabilities		(57)	2	(55)	(2)	303	301
Subordinated indebtedness		(6)	(2)	(8)	(9)	(10)	(19)

Change in foreign interest expense		(190)	(77)	(267)	(336)	(450)	(786)

Total change in interest expense		$38	$(762)	$(724)	$(330)	$(138)	$(468)

Change in total net interest income		$79	$(343)	$(264)	$31	$99	$130

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information has been reclassified.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

ANALYSIS OF NET LOANS AND ACCEPTANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Residential mortgages	$72,543	$69,955	$66,251	$57,777	$51,203	$10	$14	$321	$239	$79
Student	2,089	2,600	2,960	3,568	4,263	—	—	—	—	—
Personal	23,145	19,754	17,656	15,324	14,569	283	314	1,803	1,657	2,409
Credit card	8,098	8,844	7,194	6,707	5,564	249	246	278	4	—

Total consumer loans	105,875	101,153	94,061	83,376	75,599	542	574	2,402	1,900	2,488

Non-residential mortgages	5,025	4,515	3,821	3,085	2,270	—	—	—	—	—
Financial institutions	1,829	2,018	2,143	2,706	2,349	620	938	1,120	2,851	2,564
Retail	2,229	2,239	2,165	2,563	3,485	96	124	298	294	467
Business services	3,397	3,566	3,574	3,635	3,906	280	550	1,238	1,079	1,358
Manufacturing, capital goods	1,201	1,518	1,595	1,876	1,873	240	348	797	845	1,353
Manufacturing, consumer goods	1,512	1,737	1,863	2,278	2,319	294	157	559	533	367
Real estate and construction	2,358	2,101	2,135	2,058	2,311	1,809	1,709	2,121	1,599	1,465
Agriculture	4,085	4,232	4,177	3,807	3,701	35	22	—	—	6
Oil and gas	2,067	1,878	2,784	3,230	4,038	128	272	605	850	876
Mining	134	341	507	420	322	25	35	73	55	277
Forest products	346	537	559	598	897	10	89	356	297	158
Hardware and software	290	237	187	290	394	90	215	126	497	331
Telecommunications and cable	305	442	872	942	844	123	323	1,144	1,336	1,883
Publishing, printing and broadcasting	285	439	613	1,275	499	85	213	362	282	382
Transportation	643	828	1,063	1,246	1,116	472	506	667	612	813
Utilities	323	331	490	453	358	99	195	1,562	1,157	868
Education, health and social services	1,334	1,284	1,280	1,185	1,212	62	63	162	161	237
Governments	758	832	836	706	878	11	12	13	12	61
General allowance allocated to business and government loans(2)	(346)	(315)	(414)	—	—	(125)	(238)	(333)	—	—

Total business and government loans including acceptances	27,775	28,760	30,250	32,353	32,772	4,354	5,533	10,870	12,460	13,466

General allowance for credit losses(2)
Total net loans and acceptances	$133,650	$129,913	$124,311	$115,729	$108,371	$4,896	$6,107	$13,272	$14,360	$15,954

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2001	2000
Balance at beginning of year	$1,956	$2,289	$2,295	$2,238	$1,752
Provision for credit losses	628	1,143	1,500	1,100	1,220
Write-offs
Domestic
Residential mortgages	3	6	6	4	6
Student	77	108	145	131	129
Personal and credit card	662	560	430	349	283
Other business and government	157	295	183	90	214
Foreign
Personal and credit card	12	22	20	7	16
Other business and government	49	321	921	668	201

Total write-offs	960	1,312	1,705	1,249	849

Recoveries
Domestic
Student	18	36	63	89	35
Personal and credit card	88	72	60	48	41
Other business and government	20	12	30	25	16
Foreign
Personal and credit card	—	—	2	4	1
Other business and government	89	62	62	19	28

Total recoveries	215	182	217	185	121

Net write-offs	745	1,130	1,488	1,064	728
Transfer to loans held for sale	—	(292)	—	—	—
Foreign exchange and other adjustments	(11)	(54)	(18)	21	(6)

Balance at end of year	$1,828	$1,956	$2,289	$2,295	$2,238

Comprised of:
Loans	$1,825	$1,952	$2,288	$2,294	$2,236
Letters of credit	2	1	1	1	2
Loans substitute securities	1	3	—	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.55%	0.83%	1.10%	0.83%	0.60%

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Residential mortgages	$—	$—	$—	$712	$616	$72,553	$69,969	$66,572	$58,728	$51,898
Student	—	—	—	—	—	2,089	2,600	2,960	3,568	4,263
Personal	272	209	192	589	589	23,700	20,277	19,651	17,570	17,567
Credit card	—	—	—	60	58	8,347	9,090	7,472	6,771	5,622

Total consumer loans	272	209	192	1,361	1,263	106,689	101,936	96,655	86,637	79,350

Non-residential mortgages	5	9	15	170	174	5,030	4,524	3,836	3,255	2,444
Financial institutions	1,198	783	866	1,315	2,954	3,647	3,739	4,129	6,872	7,867
Retail	38	101	64	329	357	2,363	2,464	2,527	3,186	4,309
Business services	403	448	692	1,273	866	4,080	4,564	5,504	5,987	6,130
Manufacturing, capital goods	369	142	167	291	348	1,810	2,008	2,559	3,012	3,574
Manufacturing, consumer goods	58	9	109	378	360	1,864	1,903	2,531	3,189	3,046
Real estate and construction	7	18	69	357	305	4,174	3,828	4,325	4,014	4,081
Agriculture	—	1	—	39	36	4,120	4,255	4,177	3,846	3,743
Oil and gas	70	40	96	263	203	2,265	2,190	3,485	4,343	5,117
Mining	66	130	264	370	434	225	506	844	845	1,033
Forest products	76	86	116	185	83	432	712	1,031	1,080	1,138
Hardware and software	28	5	59	139	106	408	457	372	926	831
Telecommunications and cable	309	519	2,247	2,384	2,143	737	1,284	4,263	4,662	4,870
Publishing, printing and broadcasting	26	29	278	222	183	396	681	1,253	1,779	1,064
Transportation	678	412	734	830	601	1,793	1,746	2,464	2,688	2,530
Utilities	171	304	553	753	665	593	830	2,605	2,363	1,891
Education, health and social services	—	—	—	26	28	1,396	1,347	1,442	1,372	1,477
Governments	—	—	18	137	95	769	844	867	855	1,034
General allowance allocated to business and government loans(2)	(38)	(192)	(205)	—	—	(509)	(745)	(952)	—	—

Total business and government loans including acceptances	3,464	2,844	6,142	9,461	9,941	35,593	37,137	47,262	54,274	56,179

General allowance for credit losses(2)	—	—	—	—	—	—	—	—	(1,250)	(1,250)

Total net loans and acceptances	$3,736	$3,053	$6,334	$10,822	$11,204	$142,282	$139,073	$143,917	$139,661	$134,279

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)

	Allowance for credit losses					Allowance as a % of each loan category
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Domestic
Residential mortgages	$39	$45	$40	$23	$23	0.05%	0.06%	0.06%	0.04%	0.04%
Personal and credit card	843	714	680	488	478	2.47	2.24	2.39	1.87	1.92
Other business and government	608	585	795	396	340	2.58	2.42	3.29	1.61	1.41

Total domestic	1,490	1,344	1,515	907	841	1.14	1.07	1.27	0.84	0.84

Foreign
Personal and credit card	21	14	21	14	9	2.55	1.79	0.92	0.60	0.29
Other business and government	314	594	752	123	136	3.86	6.62	4.23	0.56	0.58

Total foreign	335	608	773	137	145	3.74	6.23	3.79	0.54	0.53

General allowance for credit losses(2)	—	—	—	1,250	1,250	—	—	—	—	—

Total allowance	$1,825	$1,952	$2,288	$2,294	$2,236	1.31%	1.44%	1.64%	1.71%	1.75%

(1)	Percentage is calculated on loan portfolio excluding acceptances.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gross impaired loans
Residential mortgages	$120	$177	$172	$182	$148	$—	$—	$—	$—	$—
Student	90	86	123	177	167	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	176	137	114	101	99	—	1	2	1	1

Total gross impaired consumer loans	386	400	409	460	414	—	1	2	1	1

Non-residential mortgages	10	28	28	28	40	—	—	—	—	—
Financial institutions	4	5	7	9	12	12	23	45	50	107
Service and retail industries	130	219	253	197	152	53	13	30	15	102
Manufacturing, consumer and capital goods	70	82	54	128	112	4	35	55	37	41
Real estate and construction	28	54	51	84	110	—	—	24	—	—
Agriculture	155	73	35	42	28	—	—	—	—	—
Resource-based industries	10	11	17	23	31	2	16	93	12	15
Telecommunications, media and technology	9	6	87	62	11	2	27	372	77	13
Transportation	9	34	236	236	229	1	1	32	33	33
Utilities	—	1	8	9	15	—	7	80	—	—
Other	7	6	9	9	9	1	2	4	2	10

Total gross impaired — business and government loans	432	519	785	827	749	75	124	735	226	321

Total gross impaired loans	818	919	1,194	1,287	1,163	75	125	737	227	322
Other past due loans(2)	54	64	38	67	58	1	—	—	—	1

Total gross impaired and other past due loans	$872	$983	$1,232	$1,354	$1,221	$76	$125	$737	$227	$323

Allowance for credit losses
Residential mortgages	$17	$18	$21	$23	$23	$—	$—	$—	$—	$—
Student	71	166	237	320	363	—	—	—	—	—
Credit card	122	126	99	99	48	11	8	—	—	—
Personal	166	100	80	69	67	—	—	6	—	—

Total allowance — consumer loans(3)	376	410	437	511	501	11	8	6	—	—

Non-residential mortgages	6	16	14	16	23	—	—	—	—	—
Financial institutions	4	4	5	8	12	7	16	26	29	25
Service and retail industries	86	113	117	93	63	25	8	2	3	20
Manufacturing, consumer and capital goods	40	38	45	72	60	4	18	8	7	10
Real estate and construction	14	24	30	65	71	—	—	1	—	—
Agriculture	85	38	13	9	6	—	—	—	—	—
Resource-based industries	8	10	15	17	18	1	2	8	7	—
Telecommunications, media and technology	8	3	52	33	5	—	3	33	29	—
Transportation	7	23	76	74	74	1	1	1	1	1
Utilities	—	—	8	3	3	—	1	49	—	—
Other	5	4	6	6	5	—	—	—	—	—

Total allowance — business and government loans	263	273	381	396	340	38	49	128	76	56

Total allowance	$639	$683	$818	$907	$841	$49	$57	$134	$76	$56

Net impaired loans
Residential mortgages	$103	$159	$151	$159	$125	$—	$—	$—	$—	$—
Student	19	(80)	(114)	(143)	(196)	—	—	—	—	—
Credit card	(122)	(126)	(99)	(99)	(48)	(11)	(8)	—	—	—
Personal	10	37	34	32	32	—	1	(4)	1	1

Total net impaired consumer loans(3)	10	(10)	(28)	(51)	(87)	(11)	(7)	(4)	1	1

Non-residential mortgages	4	12	14	12	17	—	—	—	—	—
Financial institutions	—	1	2	1	—	5	7	19	21	82
Service and retail industries	44	106	136	104	89	28	5	28	12	82
Manufacturing, consumer and capital goods	30	44	9	56	52	—	17	47	30	31
Real estate and construction	14	30	21	19	39	—	—	23	—	—
Agriculture	70	35	22	33	22	—	—	—	—	—
Resource-based industries	2	1	2	6	13	1	14	85	5	15
Telecommunications, media and technology	1	3	35	29	6	2	24	339	48	13
Transportation	2	11	160	162	155	—	—	31	32	32
Utilities	—	1	—	6	12	—	6	31	—	—
Other	2	2	3	3	4	1	2	4	2	10

Total net impaired — business and government loans	169	246	404	431	409	37	75	607	150	265

Total net impaired loans	$179	$236	$376	$380	$322	$26	$68	$603	$151	$266

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$120	$177	$172	$182	$148
Student	—	—	—	—	—	90	86	123	177	167
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	—	—	—	44	42	176	138	116	146	142

Total gross impaired consumer loans	—	—	—	44	42	386	401	411	505	457

Non-residential mortgages	—	—	—	—	—	10	28	28	28	40
Financial institutions	113	1	3	9	25	129	29	55	68	144
Service and retail industries	73	225	—	33	11	256	457	283	245	265
Manufacturing, consumer and capital goods	—	—	—	4	10	74	117	109	169	163
Real estate and construction	—	3	9	23	31	28	57	84	107	141
Agriculture	2	2	3	6	6	157	75	38	48	34
Resource-based industries	—	28	34	—	—	12	55	144	35	46
Telecommunications, media and technology	22	25	274	56	8	33	58	733	195	32
Transportation	—	—	—	1	25	10	35	268	270	287
Utilities	6	48	21	12	16	6	56	109	21	31
Other	—	—	—	—	2	8	8	13	11	21

Total gross impaired — business and government loans	216	332	344	144	134	723	975	1,864	1,197	1,204

Total gross impaired loans	216	332	344	188	176	1,109	1,376	2,275	1,702	1,661
Other past due loans(2)	—	—	—	1	2	55	64	38	68	61

Total gross impaired — and other past due loans	$216	$332	$344	$189	$178	$1,164	$1,440	$2,313	$1,770	$1,722

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$17	$18	$21	$23	$23
Student	—	—	—	—	—	71	166	237	320	363
Credit card	—	—	—	—	—	133	134	99	99	48
Personal	—	—	—	14	9	166	100	86	83	76

Total allowance — consumer loans(3)	—	—	—	14	9	387	418	443	525	510

Non-residential mortgages	—	—	—	—	—	6	16	14	16	23
Financial institutions	56	1	2	4	13	67	21	33	41	50
Service and retail industries	42	79	—	5	2	153	200	119	101	85
Manufacturing, consumer and capital goods	—	—	—	2	5	44	56	53	81	75
Real estate and construction	—	3	9	13	22	14	27	40	78	93
Agriculture	2	2	3	4	4	87	40	16	13	10
Resource-based industries	—	15	18	—	—	9	27	41	24	18
Telecommunications, media and technology	9	11	38	7	8	17	17	123	69	13
Transportation	—	—	—	—	10	8	24	77	75	85
Utilities	4	4	16	12	16	4	5	73	15	19
Other	—	—	—	—	—	5	4	6	6	5

Total allowance — business and government loans	113	115	86	47	80	414	437	595	519	476

Total allowance	$113	$115	$86	$61	$89	$801	$855	$1,038	$1,044	$986

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$103	$159	$151	$159	$125
Student	—	—	—	—	—	19	(80)	(114)	(143)	(196)
Credit card	—	—	—	—	—	(133)	(134)	(99)	(99)	(48)
Personal	—	—	—	30	33	10	38	30	63	66

Total net impaired consumer loans(3)	—	—	—	30	33	(1)	(17)	(32)	(20)	(53)

Non-residential mortgages	—	—	—	—	—	4	12	14	12	17
Financial institutions	57	—	1	5	12	62	8	22	27	94
Service and retail industries	31	146	—	28	9	103	257	164	144	180
Manufacturing, consumer and capital goods	—	—	—	2	5	30	61	56	88	88
Real estate and construction	—	—	—	10	9	14	30	44	29	48
Agriculture	—	—	—	2	2	70	35	22	35	24
Resource-based industries	—	13	16	—	—	3	28	103	11	28
Telecommunications, media and technology	13	14	236	49	—	16	41	610	126	19
Transportation	—	—	—	1	15	2	11	191	195	202
Utilities	2	44	5	—	—	2	51	36	6	12
Other	—	—	—	—	2	3	4	7	5	16

Total net impaired - business and government loans	103	217	258	97	54	309	538	1,269	678	728

Total net impaired loans	$103	$217	$258	$127	$87	$308	$521	$1,237	$658	$675

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

DEPOSITS

	Average balance			Interest			Rate
Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2004	2003	2002	2004	2003	2002
Deposits in domestic bank offices
Payable on demand
Personal	$5,422	$5,774	$5,793	$39	$60	$53	0.72%	1.04%	0.91%
Business and government	16,726	15,525	15,063	117	143	122	0.70	0.92	0.81
Bank	559	429	356	3	4	4	0.54	0.93	1.12
Payable after notice
Personal	28,284	25,015	23,348	160	151	115	0.57	0.60	0.49
Business and government	6,008	5,955	6,000	95	126	101	1.58	2.12	1.68
Bank	1	1	1	—	—	—	—	—	—
Payable on a fixed date
Personal	35,343	35,525	35,463	1,021	1,100	1,249	2.89	3.10	3.52
Business and government	38,547	34,519	32,934	986	1,013	860	2.56	2.93	2.61
Bank	570	628	735	8	12	16	1.40	1.91	2.18

Total domestic	131,460	123,371	119,693	2,429	2,609	2,520	1.85	2.11	2.11

Deposits in foreign bank offices
Payable on demand
Personal	131	254	736	—	—	6	—	—	0.82
Business and government	354	308	969	2	1	6	0.56	0.32	0.62
Bank	61	94	114	1	2	2	1.64	2.13	1.75
Payable after notice
Personal	91	87	1,254	1	1	38	1.10	1.15	3.03
Business and government	46	8	135	—	—	2	—	—	1.48
Bank	77	111	11	1	1	—	1.30	0.90	—
Payable on a fixed date
Personal	876	1,025	2,155	15	18	68	1.71	1.76	3.16
Business and government	48,412	57,473	65,939	760	924	1,719	1.57	1.61	2.61
Bank	9,967	11,608	11,417	182	220	286	1.83	1.90	2.51

Total foreign	60,015	70,968	82,730	962	1,167	2,127	1.60	1.64	2.57

Total deposits	$191,475	$194,339	$202,423	$3,391	$3,776	$4,647	1.77%	1.94%	2.30%

SHORT-TERM BORROWINGS

Unaudited, $ millions, as at or for the years ended October 31	2004	2003	2002
Amounts outstanding at end of year
Obligations related to securities sold short	$12,220	$11,659	$8,436
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293	9,615

Total short-term borrowings	$29,010	$30,952	$18,051

Obligations related to securities sold short
Average balance	$13,292	$11,403	$12,754
Maximum month-end balance	15,507	12,568	16,413
Average interest rate	2.80%	3.47%	3.25%
Obligations related to securities lent or sold under repurchase agreements
Average balance	18,513	18,895	21,054
Maximum month-end balance	23,571	21,584	23,977
Average interest rate	2.45%	2.59%	2.92%

Quarterly Review                    CIBC Annual Accountability Report 2004   For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2004				2003
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income(1)	$1,324	$1,344	$1,284	$1,414	$1,419	$1,473	$1,352	$1,386
Non-interest income(1)	1,614	1,586	1,767	1,550	1,478	1,393	1,382	1,693

Total revenue	2,938	2,930	3,051	2,964	2,897	2,866	2,734	3,079
Provision for credit losses	175	91	207	155	131	425	248	339
Non-interest expenses	2,266	1,968	2,074	1,943	2,038	1,952	2,045	2,093

Income before income taxes and non-controlling interests	497	871	770	866	728	489	441	647
Income taxes	46	250	238	256	217	(300)	122	200
Non-controlling interests in net income of subsidiaries	12	1	1	1	1	1	(1)	2

Net income	$439	$620	$531	$609	$510	$788	$320	$445

Dividends on preferred shares	$46	$47	$48	$49	$43	$46	$47	$44
Premiums on preferred shares(2)	18	—	—	—	—	8	—	—
Net income applicable to common shares(2)	$375	$573	$483	$560	$467	$734	$273	$401

CONDENSED CONSOLIDATED BALANCE SHEETS

	2004				2003
Unaudited, $ millions, as at quarter-end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets
Cash and non-interest-bearing deposits with banks	$1,374	$1,273	$1,128	$1,359	$1,593	$1,879	$1,494	$1,361
Interest-bearing deposits with banks	10,829	9,447	12,409	10,137	8,861	11,180	6,799	7,800
Securities(1)	67,316	70,465	70,074	71,656	69,628	69,684	70,109	71,393
Securities borrowed or purchased under resale agreements	18,165	18,612	21,169	21,652	19,829	19,327	17,067	18,248
Loans Residential mortgages	72,592	71,214	69,955	69,018	70,014	70,082	68,545	67,721
Personal and credit card	35,000	35,610	34,861	33,656	32,695	31,942	31,609	30,805
Business and government	31,737	32,479	32,630	32,250	33,177	36,844	38,949	40,508
Allowance for credit losses	(1,825)	(1,879)	(1,989)	(1,948)	(1,952)	(2,478)	(2,402)	(2,389)
Derivative instruments market valuation	23,710	20,789	23,904	25,423	22,796	24,124	26,993	26,984
Customers’ liability under acceptances	4,778	5,151	4,695	4,767	5,139	5,264	5,841	5,980
Other assets(1)	15,088	14,718	15,339	16,965	15,367	15,406	14,833	14,643

	$278,764	$277,879	$284,175	$284,935	$277,147	$283,254	$279,837	$283,054

Liabilities and shareholders’ equity
Deposits Personal	$72,049	$71,754	$71,247	$70,419	$69,202	$68,996	$67,874	$67,843
Business and government	106,705	109,260	115,138	111,349	106,768	115,600	110,541	115,501
Bank	11,823	12,006	9,252	11,446	12,160	13,496	14,571	14,938
Derivative instruments market valuation	23,990	20,098	22,321	24,323	21,945	23,103	26,436	26,004
Acceptances	4,778	5,151	4,695	4,778	5,147	5,264	5,871	6,010
Obligations related to securities lent or sold short or under repurchase agreements	29,010	28,685	32,071	32,380	30,952	26,792	25,155	24,533
Other liabilities	13,297	12,903	12,166	12,957	13,998	13,403	12,763	11,562
Subordinated indebtedness	3,889	3,861	3,146	3,201	3,197	3,256	3,698	3,841
Shareholders’ equity	13,223	14,161	14,139	14,082	13,778	13,344	12,928	12,822

	$278,764	$277,879	$284,175	$284,935	$277,147	$283,254	$279,837	$283,054

SELECT FINANCIAL MEASURES

	2004				2003
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Return on equity(3)	14.2%	21.3%	18.4%	21.0%	17.9%	29.6%	11.9%	16.8%
Return on average assets	0.63	0.88	0.76	0.86	0.73	1.09	0.46	0.61
Average common shareholders’ equity ($ millions)	$10,545	$10,704	$10,693	$10,591	$10,374	$9,835	$9,386	$9,451
Average assets ($ millions)	$278,535	$279,008	$284,242	$281,529	$279,009	$285,829	$284,432	$289,676
Average assets to average common equity	26.4%	26.1%	26.6%	26.6%	26.9%	29.1%	30.3%	30.7%
Tier 1 capital ratio	10.5	10.9	11.0	11.1	10.8	10.2	9.3	9.0
Total capital ratio	12.8	13.3	12.8	13.0	13.0	12.2	11.7	11.9
Net interest margin(1)	1.89	1.92	1.84	2.00	2.02	2.04	1.95	1.90
Efficiency ratio	77.1	67.2	68.0	65.5	70.4	68.1	74.8	68.0

COMMON SHARE INFORMATION

	2004				2003
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average shares outstanding (thousands)	349,128	354,003	358,895	359,742	361,266	360,270	359,506	359,131
Per share - basic earnings	$1.08	$1.62	$1.35	$1.56	1.29	$2.04	$0.76	$1.12
- diluted earnings	1.06	1.60	1.33	1.54	1.28	2.02	0.76	1.11
- dividends	0.60	0.60	0.50	0.50	0.41	0.41	0.41	0.41
- book value(4)	29.92	30.40	30.17	29.70	28.78	28.42	26.77	26.43
Share price(5) - high	73.90	69.68	71.46	68.60	60.95	55.42	49.45	45.75
- low	64.50	62.20	64.80	59.35	51.90	46.27	41.05	39.50
- close	73.90	66.28	67.19	66.66	59.21	54.52	47.80	43.55
Price to earnings multiple	13.2	11.4	10.8	11.8	11.4	15.5	25.3	26.6
Dividend payout ratio(3)	55.7%	37.0%	37.1%	32.3%	31.7%	20.2%	53.9%	36.7%

(1)	During the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-period information has been reclassified and, accordingly, net interest margin has been restated.

(2)	Net income applicable to common shares has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

(3)	Return on equity and dividend payout ratio have been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

(4)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of the quarter.

(5)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

CIBC Annual Accountability Report 2004   For what matters                    Ten-year Statistical Review

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net interest income(1)	$5,366	$5,630	$5,500	$4,549	$4,282	$4,408	$4,337	$4,517	$4,463	$4,074
Non-interest income(1)	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980	2,892	2,258

Total revenue	11,883	11,576	11,041	11,162	12,079	10,136	9,141	8,497	7,355	6,332
Provision for credit losses	628	1,143	1,500	1,100	1,220	750	480	610	480	680
Non-interest expenses	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584	3,991

Income before income taxes and non-controlling interests	3,004	2,305	412	1,836	2,763	1,388	1,536	2,515	2,291	1,661
Income taxes	790	239	(279)	92	641	320	460	937	911	635
Non-controlling interests in net income of subsidiaries	15	3	38	58	62	39	20	27	14	11

Net income	$2,199	$2,063	$653	$1,686	$2,060	$1,029	$1,056	$1,551	$1,366	$1,015

Dividends on preferred shares	$190	$180	$161	$121	$128	$112	$116	$98	$112	$111
Premiums on preferred shares(2)	$18	$8	$—	$—	$17	$—	$10	$—	$34	$—
Net income applicable to common shares(2)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453	$1,220	$904

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Assets
Cash and deposits with banks	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120	$15,419
Securities(1)	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252	39,817	38,255
Securities borrowed or purchased under resale agreements	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534	14,173
Loans
Residential mortgages	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932	34,686
Personal and credit card	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132	18,716
Business and government	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642	44,013
Allowance for credit losses	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)	(1,467)
Derivative instruments market valuation	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314	9,207
Customers’ liability under acceptances	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733	8,315
Other assets(1)	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965	6,430	5,191

	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508

Liabilities and shareholders’ equity
Deposits
Personal	$72,049	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484	$61,061
Business and government	106,705	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705	45,738
Bank	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232	22,683
Derivative instruments market valuation	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500	8,135
Acceptances	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733	8,315
Obligations related to securities lent or sold short or under repurchase agreements	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907	22,211
Other liabilities	13,297	13,998	10,980	10,112	10,630	11,092	9,806	8,267	7,041	6,015
Subordinated indebtedness	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892	3,671
Shareholders’ equity
Preferred shares	2,826	3,357	3,088	2,299	1,876	1,933	1,961	1,518	1,068	1,355
Common shares	2,969	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055	3,202
Contributed surplus	59	50	26	—	—	—	—	—	—	—
Retained earnings	7,369	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615	4,122

	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508

(1)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information for 2003 and 2002 has been reclassified; information prior to 2002 has not been reclassified as the amounts are not reasonably determinable.

(2)	Net income applicable to common shares has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

Ten-year Statistical Review                    CIBC Annual Accountability Report 2004   For what matters

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited, $ millions,
for the years ended October 31	2004	2003	2002		2001		2000	1999	1998	1997	1996		1995
Balance at beginning of year	$13,778	$12,333	$11,900		$11,369		$11,058	$11,136	$10,247	$8,738	$8,679		$8,435
Adjustment for change in accounting policy	6 (1)	—	(42	)(2)	(140	)(3)	—	—	—	—	(94	)(4)	—
Premium on redemption/repurchase of share capital
Preferred	(18)	(8)	—		—		(17)	—	(10)	—	(34)		—
Common	(1,084)	—	(269)		(736)		(873)	(397)	—	—	(281)		—
Changes in share capital
Preferred	(497)	350	800		400		(80)	—	391	436	(290)		(336)
Common	8	108	15		(41)		(167)	(93)	23	50	(147)		2
Changes in contributed surplus	3	24	26		—		—	—	—	—	—		—
Net income	2,199	2,063	653		1,686		2,060	1,029	1,056	1,551	1,366		1,015
Dividends
Preferred	(190)	(180)	(161)		(121)		(128)	(112)	(116)	(98)	(112)		(111)
Common	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)		(320)
Other	(201)	(321)	(12)		19		17	(13)	43	4	3		(6)

Balance at end of year	$13,223	$13,778	$12,333		$11,900		$11,369	$11,058	$11,136	$10,247	$8,738		$8,679

(1)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(2)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(3)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(4)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.

SELECT FINANCIAL MEASURES

Unaudited, as at or for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Return on equity(1)	18.7%	19.2%	5.1%	16.1%	20.3%	9.8%	10.2%	17.7%	16.6%	12.9%
Return on average assets	0.78	0.72	0.22	0.60	0.78	0.38	0.38	0.66	0.70	0.61
Average common shareholders’ equity ($ millions)	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332	$7,003
Average assets ($ millions)	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063	$165,846
Average assets to average common equity	26.4%	29.2%	30.6%	28.6%	27.9%	29.2%	30.6%	28.8%	26.7%	23.7%
Tier 1 capital ratio	10.5	10.8	8.7	9.0	8.7	8.3	7.7	7.0	6.6	7.0
Total capital ratio	12.8	13.0	11.3	12.0	12.1	11.5	10.8	9.8	9.0	9.6
Net interest margin(2)	1.91	1.98	1.88	1.63	1.63	1.62	1.56	1.91	2.28	2.46
Efficiency ratio	69.4	70.2	82.7	73.7	67.0	78.9	77.9	63.2	62.3	63.0

(1)	Return on equity has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Accordingly, net interest margin for 2003 and 2002 has been restated, as applicable; net interest margin prior to 2002 has not been restated as the amounts are not reasonably determinable.

COMMON SHARE INFORMATION

Unaudited, as at or for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Average number outstanding (thousands)	355,735	360,048	360,553	372,305	388,951	409,789	415,030	413,545	415,028	432,614
Per share
- basic earnings	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51	$2.94	$2.09
- diluted earnings	5.53	5.18	1.35	4.13	4.90	2.21	2.22	3.49	2.93	2.09
- dividends	2.20	1.64	1.60	1.44	1.29	1.20	1.20	1.05	0.85	0.74
- book value(1)	29.92	28.78	25.75	26.44	25.17	22.68	22.08	21.07	18.62	16.93
Share price(2)
- high	73.90	60.95	57.70	57.00	50.50	42.60	59.80	41.75	28.30	18.57
- low	59.35	39.50	34.26	43.20	30.50	28.00	24.40	26.55	18.00	15.57
- close	73.90	59.21	38.75	48.82	48.40	31.70	30.65	41.20	27.85	18.19
Price to earnings multiple	13.2	11.4	28.9	11.7	9.8	14.2	13.7	11.7	9.5	8.7
Dividend payout ratio(3)	39.2%	31.5%	>100.0%	34.2%	26.2%	53.6%	53.5%	29.9%	28.9%	35.4%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(2)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

(3)	Dividend payout ratio has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

DIVIDENDS ON PREFERRED SHARES(1)

Unaudited, for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Class A
Series 4	$—	$—	$—	$—	$—	$—	$—	$3.4106	$4.7360	$6.0900
Series 5	—	—	—	—	—	—	—	0.8240	1.1600	1.4728
Series 7	—	—	—	—	—	—	—	—	—	4,208
Series 8	—	—	—	—	—	—	—	—	—	0.6706
Series 9	—	—	—	—	—	—	1.1375	2.2750	2.2750	2.2750
Series 10	—	—	—	—	—	—	—	—	2.8175	2.5555
Series 11	—	—	—	—	—	—	—	—	2.4060	2.2125
Series 12	—	—	—	—	2.4100	2.4267	2.4097	2.2462	2.2188	2.1856
Series 13	—	—	—	—	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500
Series 14	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870	1.1197	—
Series 15	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110	—	—
Series 16	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367	—	—
Series 17	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880	—	—
Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—	—	—
Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—	—	—
Series 20	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—	—	—
Series 21	1.5000	1.5000	1.5000	1.5000	1.1372	—	—	—	—	—
Series 22	2.0520	2.2152	2.4606	2.4031	1.7713	—	—	—	—	—
Series 23	1.3250	1.3250	1.3250	0.9938	—	—	—	—	—	—
Series 24	1.5000	1.5000	1.2962	—	—	—	—	—	—	—
Series 25	1.5000	1.5000	0.8048	—	—	—	—	—	—	—
Series 26	1.4375	1.0859	—	—	—	—	—	—	—	—
Series 27	1.5484	—	—	—	—	—	—	—	—	—
Series 28	0.1996	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

Governance                     CIBC Annual Accountability Report 2004   For what matters

Board structure and members — Ongoing renewal

The Board’s duty is to supervise the management of the business and affairs of CIBC. The Board works with management to act in the best interests of CIBC. To fulfill its oversight obligations, it is important for the Board to have individuals whose characteristics meet the needs of CIBC and its shareholders. Directors work with senior management to obtain and review appropriate information that assists the Board in providing strategic guidance. To facilitate its operation, the Board has developed principles and policies for director meeting attendance and preparation.

     Board renewal, which goes beyond the appointment of directors with the appropriate skill set, is critical to CIBC. Board renewal started five years ago when John Hunkin, who had just been appointed Chairman and Chief Executive Officer, initiated a major review of all board governance activities. This initiative resulted in a number of governance improvements dealing primarily with Board and committee structure as well as policies and processes associated with corporate governance. In the last year greater focus was applied to Board leadership skills and competencies to bring Board renewal to the next level.

Director tenure

The Board approved a formal director tenure policy which outlines the circumstances in which a director’s resignation should be tendered. These circumstances include having reached the age of 70, having a material change occur in the status of his or her employment, or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the last annual meeting of shareholders, some of whom have been a director of CIBC for 15 years. The Corporate Governance Committee has authority to determine whether it is in the best interests of CIBC to accept a director’s resignation.

     This year, three new directors joined the Board, decreasing the average tenure of CIBC’s directors and bringing a new outlook to the Board and committee activities.

Board annual self assessment

As in previous years, the Board underwent an extensive self-assessment process, facilitated by an external consultant specializing in governance. The assessment covered the Board, each Board committee, the Chairman and the Chief Executive Officer. The consultant developed separate and tailored questionnaires for each of these parties to assist in reviewing their performance against their mandate and other criteria recommended by the consultant. The questionnaires covered a range of dimensions, such as overall performance of the Board; Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; Chief Executive Officer performance evaluation; Board membership; director competencies; Board processes and director involvement. The consultant also interviewed each Board member individually.

     The data obtained from the questionnaires and the individual interviews was compiled, analysed and scored by the consultant, culminating in a formal assessment report to the Board. Following the formal assessment process, the Chairman conducted his annual one-on-one meeting with each director to discuss the director’s performance and development needs.

     The assessment report identified opportunities for development, which formed the basis of action plans for improvement. These action plans were developed by the Board committees, the Chairman, and the Chief Executive Officer, and then reviewed and approved by the Board. Progress against these plans is monitored by the Corporate Governance Committee.

Building a competency matrix

The Corporate Governance Committee regularly updates a competency matrix for approval by the Board. The matrix outlines the desired complement of directors’ skills and characteristics based on CIBC’s current and anticipated needs. This matrix assists in identifying and recruiting suitable new directors; during the year, three new directors, whose expertise and skills complement the existing Board strengths, were appointed. In addition, the matrix is helpful for identifying areas for director development. Given the increasing complexity associated with directorships, CIBC has enhanced its director development through an improved orientation program, more focused tutorials on select subject matters and continuing education plans for committees.

Review of Board mandates

During the year, the Board, assisted by external advisors, undertook a thorough review of the mandates of the Board, the committees, the Chairman, and the Chief Executive Officer, taking into account global benchmarks. These mandates have been posted on www.cibc.com.

We are pleased with the extensive Board renewal work we have completed over the past five years. We believe that our continued focus on establishing solid structures and processes will result in systematic and sustainable renewal.

CIBC Annual Accountability Report 2004   For what matters                    Governance

Board members — Independence is a priority

The Board recognizes the importance of maintaining its independence and has adopted independence standards derived from the Affiliated Persons regulations under the Bank Act and the corporate governance rules of both the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). The Directors Independence Standards have been posted on www.cibc.com.

     To further facilitate its independent operation and in accordance with its mandate, the Board continues to have regular sessions at which management is not present, and this year held 12 independent sessions out of 24 Board meetings. As noted above, the mandate of the Board of Directors has been posted on www.cibc.com.

Board members — 19 directors in 2004

Douglas G. Bassett O.C., O.Ont., LL.D., D.Litt. (1980)
Chairman, Windward Investments
(Toronto, Ontario, Canada)

Jalynn H. Bennett C.M. (1994)
President, Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)

Gary F. Colter F.C.A. (2003)
President, CRS Inc.
(Toronto, Ontario, Canada)

Pat M. Delbridge (1993)
President, PDA Inc.
(Toronto, Ontario, Canada)

William L. Duke (1991)
Farmer
(Redvers, Saskatchewan, Canada)

Ivan E.H. Duvar B.E., P.Eng., LL.D. (Hon.) (1989)
President and Chief Executive Officer, MIJAC Inc.
(Amherst, Nova Scotia, Canada)

William A. Etherington (1994)
Chairman of the Board, CIBC
(Toronto, Ontario, Canada)

A.L. Flood C.M. (1989)
Company Director, CIBC
(Thornhill, Ontario, Canada)

Margot A. Franssen O.C. (1992)
President and Chief Executive Officer, Bibelot Inc.
(Toronto, Ontario, Canada)

Hon. Gordon D. Giffin (2001)
Senior Partner, McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)

Hon. James A. Grant P.C., C.M., Q.C. (1991)
Chair Emeritus, Stikeman Elliott LLP
(Montréal, Québec, Canada)

Linda S. Hasenfratz (2004)
Chief Executive Officer, Linamar Corporation
(Guelph, Ontario, Canada)

Albert E.P. Hickman (1989)
Chairman and President, Hickman Motors Limited
(St. John’s, Newfoundland, Canada)

John S. Hunkin (1993)
Chief Executive Officer, CIBC
(Toronto, Ontario, Canada)

John S. Lacey (2004)
Chairman, Alderwoods Group Inc.
(Toronto, Ontario, Canada)

Charles Sirois C.M., B.Fin., M.Fin. (1997)
Chairman and Chief Executive Officer, Telesystem Ltd.
(Montréal, Québec, Canada)

Stephen G. Snyder B.Sc., M.B.A. (2000)
President and Chief Executive Officer, TransAlta Corporation
(Calgary, Alberta, Canada)

Ronald W. Tysoe (2004)
Vice-Chair, Federated Department Stores, Inc.
(Cincinnati, Ohio, U.S.A.)

W. Galen Weston O.C. (1978)
President and Chairman, George Weston Limited
(Toronto, Ontario, Canada)

Governance                    CIBC Annual Accountability Report 2004   For what matters

Board committees — Focused expertise

The Board believes that the governance of CIBC is more effectively carried out through the active participation of committees. Currently there are four committees of the Board: Corporate Governance Committee, Audit Committee, Management Resources and Compensation Committee, and Risk Management Committee. Each year, the Board reviews, revises and approves a mandate for each of these committees.

The mandates of each committee are posted on
www.cibc.com/AboutCIBC/Governance.

     The committee chairs regularly provide an update to the Board on material matters considered by each committee. To facilitate communication among the committees and enhance good governance, each committee chair is a member of the Corporate Governance Committee.

The Corporate Governance Committee The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee also acts as the conduct review committee of CIBC under the Bank Act (Canada).

     The committee met 11 times during the year. Key accomplishments and initiatives included:

•	Exercising oversight of Board renewal activities noted above, including recommending candidates for appointment to the Board

•	Reviewing and recommending to the Board for approval the Code of Ethics for Directors, which outlines a standard of conduct for all directors

•	Further enhancement of the Board competency matrix, and

•	Reviewing CIBC’s governance framework and ongoing regulatory and accounting developments related to governance

Members: J.H. Bennett (Chair), G.F. Colter, J.A. Grant, C. Sirois, S.G. Snyder

The Audit Committee The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.

     The committee met 12 times during the year. Key accomplishments and initiatives included:

•	Exercising oversight in a major management-led governance initiative which incorporated a review of CIBC’s financial and non-financial controls and enabled CIBC to meet the management reporting requirements of SOX section 404

•	Approving CIBC’s approach to and implementation of the Ethics Hotline

•	Reviewing and revising of key reports presented to the committee

•	Reviewing and revising the Audit Committee mandate to better reflect current regulatory requirements and best practice

•	Promoting regular dialogue with our principal regulator, OSFI, and

•	Reviewing and assessing CIBC’s tax strategy

Members: D.G. Bassett, G.F. Colter (Chair), P.M. Delbridge, W.L. Duke, I.E.H. Duvar

The Management Resources and Compensation Committee The primary function of the Management Resources and Compensation Committee is to assist the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices.

     The committee met eight times during the year. Key accomplishments and initiatives included:

•	Reconfirming that CIBC’s compensation philosophy, principles and plans/programs are aligned to CIBC strategy and are based on the competitive market frame and trends

•	Reviewing direction of CIBC’s people strategy, comprising major initiatives within the context of performance management, health and well being, employee environment and recruiting/learning and development

•	Discussing CIBC’s methodology and approach surrounding talent management, incorporating the development approaches conducted for senior executives

•	Reviewing compensation levels for senior executives to ensure appropriateness of market competitive pay for competitive performance, and engaging external consultants to better understand market trends for overall performance levels in the industry, and

•	Conducting a director development session for all Board members on executive compensation through engagement of an external consulting firm

Members: J.H. Bennett, M.A. Franssen, J.A. Grant, L.S. Hasenfratz, C. Sirois (Chair)

The Risk Management Committee The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

CIBC Annual Accountability Report 2004   For what matters                    Governance

     The committee met 11 times during the year. Key accomplishments and initiatives included:

•	Fulfilling all requirements of its enhanced mandate for overseeing the management of credit, market, liquidity and operational risk as well as the balance sheet

•	Exercising governance oversight of reputation and legal risk, including a review at all 2004 committee meetings of status reports, Financial Transactions Oversight Committee (FTOC) reporting, and receiving independent assessments from external advisors

•	Assuming responsibility for the oversight of operational risk, reviewing and approving the relevant policies, procedures, standards and internal mandate, and reviewing quarterly capital reports, and

•	Providing support and guidance, reviewing and recommending the approval of CIBC’s Basel II Program

Members: A.L. Flood, G.D. Giffin, A.E.P. Hickman, J.S. Lacey, S.G. Snyder (Chair), R.W. Tysoe

Governance processes — Continuous improvement

CIBC monitors Canadian and U.S. regulatory developments on an ongoing basis and responds by changing or enhancing its governance practices and policies, where required or desirable.

     For example, in November 2003, the NYSE established new corporate governance rules, which were amended in November 2004. The application of NYSE’s rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. The table below compares NYSE’s corporate governance rules with CIBC’s governance practices and includes a brief description of any significant differences.

New York Stock Exchange Corporate Governance Rule				CIBC Governance Practice
Director independence

1.	Listed companies must have a majority of independent directors.			✓

2.	In order to tighten the definition of “independent director” for purposes of these standards:			✓

	(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.		✓	See Directors Independence Standards at www.cibc.com which adopt NYSE’s independence standards, TSX governance guidelines and Affiliated Person regulations under the Bank Act (Canada).
	(b)	In addition, a director is not independent if:

		(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.	✓

		(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	✓

		(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.	✓

		(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.	✓

		(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.	✓

CIBC Annual Accountability Report 2004   For what matters                    Shareholder Information

Price of common shares purchased under the shareholder investment plan

		Dividend
		reinvestment
	Share	& stock
Date	purchase	dividend
purchased	option	options
Oct. 28/04		$72.84
Oct. 1/04	$68.25
Sep. 1/04	$66.90
Aug. 3/04	$66.90
Jul. 28/04		$64.75
Jul. 2/04	$65.13
Jun. 1/04	$65.45
May 3/04	$68.00
Apr. 28/04		$68.19
Apr. 1/04	$68.89
Mar. 1/04	$68.90
Feb. 2/04	$66.80
Jan. 28/04		$68.23
Jan. 2/04	$64.74
Dec. 1/03	$63.26
Nov. 3/03	$59.40

Direct dividend deposit service

Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company (see Transfer Agent and Registrar).

Transfer agent and registrar

For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal
Station Toronto, Ontario M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
e-mail: inquiries@cibcmellon.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Winnipeg, Regina, Calgary and Vancouver.

In the United States, common shares are transferable at:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Outside of North America, common shares are transferable at:
CIBC Mellon Trust Company
Balfour House, 390 High Road
Ilford, Essex, England 1G1 1NQ